INTERIM REPORT
For the nine months ended
September 30, 2024

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as at September 30, 2024 and December 31, 2023
(unaudited - US$ millions)

	Notes	September 30, 2024	December 31, 2023
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $200.7; December 31, 2023 – $197.7)	5	2,046.4	1,781.6
Insurance contract receivables		786.0	926.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $1,142.7; December 31, 2023 – $637.0)	5	8,017.3	7,165.6
Bonds (cost $38,884.1; December 31, 2023 – $36,511.9)	5	39,406.2	36,850.8
Preferred stocks (cost $900.0; December 31, 2023 – $898.3)	5	2,760.9	2,447.4
Common stocks (cost $6,568.6; December 31, 2023 – $6,577.2)	5	6,995.8	6,903.4
Investments in associates (fair value $9,070.4; December 31, 2023 – $7,553.2)	5, 6	7,512.5	6,607.6
Derivatives and other invested assets (cost $784.0; December 31, 2023 – $952.0)	5, 7	847.3	1,025.3
Assets pledged for derivative obligations (cost $112.5; December 31, 2023 – $137.7)	5	114.8	139.3
Fairfax India cash, portfolio investments and associates (fair value $3,376.9; December 31, 2023 – $3,507.6)	5, 6	2,052.3	2,282.7
		67,707.1	63,422.1

Reinsurance contract assets held	9	11,290.4	10,887.7
Deferred income tax assets		274.4	301.1
Goodwill and intangible assets		6,239.2	6,376.3
Other assets		8,272.8	8,290.2
Total assets		96,616.3	91,985.1

Liabilities
Accounts payable and accrued liabilities		4,953.3	5,487.2
Derivative obligations	5, 7	322.9	444.9
Deferred income tax liabilities		1,502.7	1,250.3
Insurance contract payables		1,060.7	1,206.9
Insurance contract liabilities	8	49,254.2	46,171.4
Borrowings – holding company and insurance and reinsurance companies	11	8,712.4	7,824.5
Borrowings – non-insurance companies		1,998.5	1,899.0
Total liabilities		67,804.7	64,284.2

Equity	12
Common shareholders’ equity		22,720.3	21,615.0
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		24,055.8	22,950.5
Non-controlling interests		4,755.8	4,750.4
Total equity		28,811.6	27,700.9
		96,616.3	91,985.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2024 and 2023
(unaudited - US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2024	2023	2024	2023
Insurance
Insurance revenue	16	8,139.6	7,098.9	23,319.9	20,033.0
Insurance service expenses	17	(6,633.4)	(5,704.5)	(19,032.5)	(15,921.4)
Net insurance result		1,506.2	1,394.4	4,287.4	4,111.6
Cost of reinsurance		(1,636.0)	(1,374.4)	(4,782.8)	(3,756.5)
Recoveries of insurance service expenses	17	1,178.8	922.5	3,605.2	2,685.7
Net reinsurance result		(457.2)	(451.9)	(1,177.6)	(1,070.8)
Insurance service result	16	1,049.0	942.5	3,109.8	3,040.8
Other insurance operating expenses	16, 17	(325.8)	(207.3)	(853.7)	(658.8)
Net finance expense from insurance contracts	10	(1,449.2)	(22.7)	(2,015.9)	(833.8)
Net finance income from reinsurance contract assets held	10	336.6	14.8	532.6	238.5
		(389.4)	727.3	772.8	1,786.7
Investment income
Interest and dividends		609.9	512.7	1,813.7	1,359.6
Share of profit of associates	6	260.2	291.5	609.3	894.5
Net gains on investments	5	1,287.3	56.0	1,470.4	485.1
		2,157.4	860.2	3,893.4	2,739.2
Other revenue and expenses
Non-insurance revenue		1,620.4	1,744.5	4,672.7	4,862.5
Non-insurance expenses	17	(1,582.4)	(1,640.4)	(4,567.3)	(4,791.0)
Gain on sale of insurance subsidiary		—	—	—	259.1
Interest expense		(164.4)	(124.8)	(476.3)	(379.5)
Corporate and other expenses	17	(147.6)	(75.5)	(334.0)	(272.0)
		(274.0)	(96.2)	(704.9)	(320.9)
Earnings before income taxes		1,494.0	1,491.3	3,961.3	4,205.0
Provision for income taxes	14	(374.5)	(304.3)	(1,016.3)	(784.9)
Net earnings		1,119.5	1,187.0	2,945.0	3,420.1

Attributable to:
Shareholders of Fairfax		1,030.8	1,068.9	2,722.7	3,053.3
Non-controlling interests		88.7	118.1	222.3	366.8
		1,119.5	1,187.0	2,945.0	3,420.1

Net earnings per share		$46.04	$45.62	$119.24	$129.91
Net earnings per diluted share		$42.62	$42.26	$110.41	$120.43
Cash dividends paid per share		$—	$—	$15.00	$10.00
Shares outstanding (000) (weighted average)		22,118	23,163	22,522	23,219

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2024 and 2023
(unaudited – US$ millions)

	Third quarter		First nine months
	2024	2023	2024	2023

Net earnings	1,119.5	1,187.0	2,945.0	3,420.1

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	166.2	(174.3)	(152.1)	(162.6)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(22.9)	44.8	50.6	(4.5)
Gains (losses) on hedge of net investment in European operations	(33.0)	24.0	(8.5)	6.4
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	110.9	(63.4)	67.1	(66.8)
Other	(4.8)	2.7	(5.2)	7.5
	216.4	(166.2)	(48.1)	(220.0)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	—	1.9
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	(0.1)	3.2	0.2	(1.6)
	216.3	(163.0)	(47.9)	(219.7)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	(9.9)	22.8	27.3	13.9
Share of net gains (losses) on defined benefit plans of associates	0.2	(2.1)	(1.1)	(4.0)
Other	(1.2)	18.2	11.5	21.0
	(10.9)	38.9	37.7	30.9
Other comprehensive income (loss), net of income taxes	205.4	(124.1)	(10.2)	(188.8)

Comprehensive income	1,324.9	1,062.9	2,934.8	3,231.3

Attributable to:
Shareholders of Fairfax	1,225.2	976.8	2,730.9	2,917.1
Non-controlling interests	99.7	86.1	203.9	314.2
	1,324.9	1,062.9	2,934.8	3,231.3

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2024 and 2023
(unaudited - US$ millions)

	Common shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2024	5,995.9	(906.7)	612.7	16,875.3	(962.2)	21,615.0	1,335.5	22,950.5	4,750.4	27,700.9
Net earnings for the period	—	—	—	2,722.7	—	2,722.7	—	2,722.7	222.3	2,945.0
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(125.7)	(125.7)	—	(125.7)	(26.4)	(152.1)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	50.6	50.6	—	50.6	—	50.6
Losses on hedge of net investment in European operations	—	—	—	—	(8.5)	(8.5)	—	(8.5)	—	(8.5)
Share of other comprehensive income of associates, excluding net losses on defined benefit plans	—	—	—	—	62.8	62.8	—	62.8	4.3	67.1
Net unrealized foreign currency translation losses on associates reclassified to net earnings	—	—	—	—	0.2	0.2	—	0.2	—	0.2
Net gains on defined benefit plans	—	—	—	—	25.7	25.7	—	25.7	1.6	27.3
Share of net losses on defined benefit plans of associates	—	—	—	—	(0.9)	(0.9)	—	(0.9)	(0.2)	(1.1)
Other	—	—	—	—	4.0	4.0	—	4.0	2.3	6.3
Issuances for share-based payments	—	95.1	(92.4)	—	—	2.7	—	2.7	—	2.7
Purchases and amortization for share-based payments	—	(226.6)	118.9	—	—	(107.7)	—	(107.7)	—	(107.7)
Purchases for cancellation (note 12)	(250.9)	—	—	(876.2)	—	(1,127.1)	—	(1,127.1)	—	(1,127.1)
Common share dividends	—	—	—	(363.1)	—	(363.1)	—	(363.1)	(154.2)	(517.3)
Preferred share dividends	—	—	—	(37.1)	—	(37.1)	—	(37.1)	—	(37.1)
Net changes in capitalization (note 6)	—	—	98.5	(107.2)	2.5	(6.2)	—	(6.2)	(59.1)	(65.3)
Other	—	—	—	(23.0)	35.9	12.9	—	12.9	14.8	27.7
Balance as of September 30, 2024	5,745.0	(1,038.2)	737.7	18,191.4	(915.6)	22,720.3	1,335.5	24,055.8	4,755.8	28,811.6

Balance as of January 1, 2023	6,086.3	(891.3)	615.7	12,952.5	(982.9)	17,780.3	1,335.5	19,115.8	3,902.9	23,018.7
Net earnings for the period	—	—	—	3,053.3	—	3,053.3	—	3,053.3	366.8	3,420.1
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(111.7)	(111.7)	—	(111.7)	(50.9)	(162.6)
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(4.5)	(4.5)	—	(4.5)	—	(4.5)
Gains on hedge of net investment in European operations	—	—	—	—	6.4	6.4	—	6.4	—	6.4
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	—	—	—	—	(61.7)	(61.7)	—	(61.7)	(5.1)	(66.8)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	—	—	1.6	1.6	—	1.6	0.3	1.9
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	—	—	—	—	(1.8)	(1.8)	—	(1.8)	0.2	(1.6)
Net gains on defined benefit plans	—	—	—	—	13.2	13.2	—	13.2	0.7	13.9
Share of net losses on defined benefit plans of associates	—	—	—	—	(0.8)	(0.8)	—	(0.8)	(3.2)	(4.0)
Other	—	—	—	—	23.1	23.1	—	23.1	5.4	28.5
Issuances for share-based payments	—	62.4	(65.0)	—	—	(2.6)	—	(2.6)	—	(2.6)
Purchases and amortization for share-based payments	—	(60.9)	112.8	—	—	51.9	—	51.9	—	51.9
Purchases for cancellation (note 12)	(63.8)	—	—	(116.0)	—	(179.8)	—	(179.8)	—	(179.8)
Common share dividends	—	—	—	(245.2)	—	(245.2)	—	(245.2)	(151.2)	(396.4)
Preferred share dividends	—	—	—	(36.9)	—	(36.9)	—	(36.9)	—	(36.9)
Net changes in capitalization	—	—	(60.3)	(1.8)	(13.3)	(75.4)	—	(75.4)	(99.5)	(174.9)
Other	—	—	—	(0.4)	53.1	52.7	—	52.7	33.5	86.2
Balance as of September 30, 2023	6,022.5	(889.8)	603.2	15,605.5	(1,079.3)	20,262.1	1,335.5	21,597.6	3,999.9	25,597.5

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2024 and 2023
(unaudited - US$ millions)

		Third quarter		First nine months
	Notes	2024	2023	2024	2023
Operating activities
Net earnings		1,119.5	1,187.0	2,945.0	3,420.1
Depreciation, amortization and impairment charges		226.2	296.8	536.5	673.8
Net bond discount amortization		(78.6)	(123.4)	(236.2)	(311.1)
Amortization of share-based payment awards		44.8	36.1	118.9	112.8
Share of profit of associates	6	(260.2)	(291.5)	(609.3)	(894.5)
Deferred income taxes	14	124.7	137.1	258.5	315.1
Net gains on investments	5	(1,287.3)	(56.0)	(1,470.4)	(485.1)
Gain on sale of insurance subsidiary		—	—	—	(259.1)
Net purchases of investments classified at FVTPL		(399.3)	(1,627.6)	(490.0)	(5,111.0)
Changes in operating assets and liabilities		2,001.4	759.4	2,204.5	1,511.1
Cash provided by (used in) operating activities		1,491.2	317.9	3,257.5	(1,027.9)

Investing activities
Sales of investments in associates		105.3	18.0	120.8	671.8
Distributions and dividends from investments in associates	6	260.1	39.9	339.7	160.4
Purchases of investments in associates		(119.9)	(14.3)	(269.4)	(324.7)
Net purchases of premises and equipment and intangible assets		(108.6)	(85.8)	(291.8)	(374.4)
Net purchases of investment property		(4.2)	(3.5)	(27.9)	(19.2)
Purchases of subsidiaries, net of cash acquired		—	12.5	(18.0)	(10.9)
Proceeds from sale of insurance subsidiaries, net of cash divested		—	—	—	128.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested		30.7	—	67.4	—
Increase in restricted cash for acquisition of non-insurance subsidiary	5, 13	(562.7)	—	(562.7)	—
Cash provided by (used in) investing activities		(399.3)	(33.2)	(641.9)	231.7

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	11
Proceeds, net of issuance costs		—	—	1,932.9	—
Repayments		(505.8)	(8.3)	(1,044.7)	(22.0)
Net repayments on other revolving credit facilities		—	(10.0)	—	(10.0)
Borrowings - non-insurance companies:
Proceeds, net of issuance costs		35.9	14.0	210.8	91.9
Repayments		(6.8)	(29.9)	(164.1)	(55.4)
Net borrowings (repayments) on revolving credit facilities and short term loans		(39.7)	(17.7)	70.4	19.7
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(16.3)	(18.8)	(46.5)	(48.3)
Principal payments on lease liabilities - non-insurance companies		(35.8)	(32.2)	(101.5)	(99.8)
Subordinate voting shares:	12
Purchases for treasury		(80.2)	(27.2)	(226.6)	(60.9)
Purchases for cancellation		(189.0)	(64.9)	(1,127.1)	(179.8)
Common share dividends		—	—	(363.1)	(245.2)
Preferred share dividends		(12.4)	(12.3)	(37.1)	(36.9)
Subsidiary shares:	12
Issuances to non-controlling interests, net of issuance costs		0.4	0.9	0.9	18.1
Purchases of non-controlling interests		—	(14.4)	(142.4)	(133.5)
Dividends paid to non-controlling interests		(16.6)	(6.5)	(154.2)	(151.2)
Cash used in financing activities		(866.3)	(227.3)	(1,192.3)	(913.3)
Increase (decrease) in cash and cash equivalents		225.6	57.4	1,423.3	(1,709.5)
Cash and cash equivalents – beginning of period	5	6,270.4	4,365.2	5,121.4	6,119.6
Foreign currency translation		24.4	(34.4)	(24.3)	(21.9)
Cash and cash equivalents – end of period	5	6,520.4	4,388.2	6,520.4	4,388.2

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and nine months ended September 30, 2024 and 2023
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three and nine months ended September 30, 2024 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS Accounting Standards have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on October 31, 2024.
3.    Summary of Material Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2023, prepared in accordance with IFRS Accounting Standards. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)
The principal components of Canada's Pillar Two global minimum tax rules were enacted into law on June 20, 2024. The rules are generally effective as of January 1, 2024, and are intended to ensure that multinational enterprises pay a minimum of 15% tax in each jurisdiction in which they operate.
On May 23, 2023 the IASB issued amendments to IAS 12 Income Taxes to provide temporary relief from accounting and disclosure for deferred taxes arising from the implementation of Pillar Two rules. The company retrospectively adopted this amendment during the second quarter of 2023 and has applied the exception to recognizing and disclosing information regarding Pillar Two deferred income tax assets and liabilities.
New accounting pronouncements adopted in 2024
On January 1, 2024 the company adopted the following amendments, which did not have a significant impact on the company's consolidated financial statements: Classification of Liabilities as Current or Non-current (Amendments to IAS 1), Non-current Liabilities with Covenants (Amendments to IAS 1), Lease Liability in a Sale and Leaseback (Amendments to IFRS 16) and Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).
New accounting pronouncements issued but not yet effective
The following new pronouncements have been issued by the IASB and are not yet effective for the fiscal year beginning January 1, 2024. The company does not expect to adopt the new pronouncements in advance of their effective dates and is currently evaluating their expected impacts on the company's consolidated financial statements.
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
On May 30, 2024 the IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures which included clarifying the date of recognition and derecognition of some financial assets and liabilities, with an exception relating to the derecognition of financial liabilities that are settled using an electronic payment system, and additional required disclosures for financial assets and liabilities with contractual terms that reference a contingent event (including environmental, social and governance linked features). The amendments are applied retrospectively on or after January 1, 2026 with early application permitted. An entity is not required to restate comparative information when it first applies these amendments, however, is permitted to do so only if possible without the use of hindsight. If an entity does not restate prior periods, the cumulative effect of initially applying the amendments is recognized as an adjustment to opening equity.

IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024 the IASB issued IFRS 18 which replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to present specified categories and defined subtotals in the statement of earnings and to provide disclosures on management-defined performance measures in the notes to the financial statements, and also makes certain amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share. The standard is to be applied retrospectively, with specific transition provisions, for annual reporting periods beginning on or after January 1, 2027 with earlier application permitted.

4.    Critical Accounting Estimates and Judgments
In these interim consolidated financial statements management has made critical estimates and judgments in determining: (i) the measurement of insurance contracts and reinsurance contract assets held (notes 8 and 9 respectively); and (ii) the fair value of financial instruments classified as Level 3 in the fair value hierarchy (note 5), in a manner consistent with that described in the company's consolidated financial statements for the year ended December 31, 2023.
As described in notes 5 and 6, during the first nine months of 2024 the company's investment in Digit compulsory convertible preferred shares ("CCPS") was transferred from preferred stocks classified as Level 3 in the fair value hierarchy to Level 2 as the fair value of the CCPS is now principally determined through the traded market price of Digit's general insurance subsidiary, Digit Insurance, whereas the fair value was previously principally determined through an industry accepted discounted cash flow model.

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	September 30, 2024	December 31, 2023
Holding company
Cash and cash equivalents	551.3	406.8
Short term investments	4.5	192.9
Bonds	223.1	344.3
Preferred stocks	11.5	12.2
Common stocks(1)	92.3	103.5
Derivatives (note 7)	963.0	524.2
	1,845.7	1,583.9
Assets pledged for derivative obligations:
Cash equivalents	104.7	2.5
Short term investments	—	127.8
Bonds	96.0	67.4
	200.7	197.7

Holding company cash and investments as presented on the consolidated balance sheet	2,046.4	1,781.6
Derivative obligations (note 7)	(5.0)	(32.5)
	2,041.4	1,749.1
Portfolio investments
Cash and cash equivalents(2)	6,960.5	5,157.2
Short term investments	1,056.8	2,008.4
Bonds	39,406.2	36,850.8
Preferred stocks	2,760.9	2,447.4
Common stocks(1)	6,995.8	6,903.4
Investments in associates (note 6)	7,512.5	6,607.6
Derivatives (note 7)	300.4	448.3
Other invested assets(3)	546.9	577.0
	65,540.0	61,000.1
Assets pledged for derivative obligations:
Bonds	114.8	139.3

Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(2)	51.1	197.2
Short term investments	62.4	—
Bonds	207.3	39.2
Common stocks	367.2	616.6
Investments in associates (note 6)	1,364.3	1,429.7
	2,052.3	2,282.7

Portfolio investments as presented on the consolidated balance sheet	67,707.1	63,422.1
Derivative obligations (note 7)	(317.9)	(412.4)
	67,389.2	63,009.7

Total cash and investments, net of derivative obligations	69,430.6	64,758.8

(1)    Includes aggregate investments in limited partnerships with a carrying value at September 30, 2024 of $2,315.2 (December 31, 2023 - $2,171.8).
(2)    Includes aggregate restricted cash and cash equivalents at September 30, 2024 of $1,147.2 (December 31, 2023 - $642.3), principally in portfolio cash and cash equivalents, which is excluded from cash and cash equivalents as presented in the consolidated statement of cash flows. Aggregate restricted cash and cash equivalents at September 30, 2024 included cash of $562.7 (Cdn$759.9) at a depository in connection with the company's acquisition of Sleep Country Canada Holdings Inc. as described in note 13.
(3)    Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown due to the existence of call and put features. The table below excludes: interest rate swaps with a notional amount at September 30, 2024 of $1,900.0 (December 31, 2023 - $1,900.0) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the net purchases of first mortgage loans completed during 2023; U.S. treasury bond forward contracts entered into during the first nine months of 2024 to buy long-dated U.S. treasury bonds with a notional amount at September 30, 2024 of $1,447.1 (December 31, 2023 - nil) as described in note 7; and at December 31, 2023 the impact of U.S. treasury bond forward contracts to sell long-dated U.S. treasury bonds with a notional amount of $292.8 that economically hedged the company's exposure to interest rate risk.

	September 30, 2024		December 31, 2023
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less(2)	8,891.7	8,712.0	7,780.5	7,545.6
Due after 1 year through 3 years(2)	8,950.9	8,970.0	9,352.1	9,420.5
Due after 3 years through 5 years	6,664.2	6,878.9	5,738.7	5,861.1
Due after 5 years through 10 years(3)	12,939.9	13,398.8	13,645.1	14,047.3
Due after 10 years(4)	2,081.3	2,087.7	577.9	566.5
	39,528.0	40,047.4	37,094.3	37,441.0
(1)    Includes bonds held by the holding company and Fairfax India.
(2)    Includes the company's investments in first mortgage loans at September 30, 2024 of $4,967.6 (December 31, 2023 - $4,685.4) secured by real estate predominantly in the U.S., Europe and Canada.
(3)    Includes U.S. treasury bonds at September 30, 2024 of $11,058.3 (December 31, 2023 - $11,868.0) with maturities between 5 to 7 years.
(4)    Includes U.S. treasury bonds at September 30, 2024 of $1,351.0 (December 31, 2023 - nil) with maturities between 28 to 30 years.

The increase in the company's holdings of bonds due in 1 year or less primarily reflected the shift from due after 1 year through 3 years into due in 1 year or less as a result of the passage of time impacting their earliest contractual maturity date, partially offset by net sales and maturities of corporate and other bonds of $823.3, U.S. treasury bonds of $508.5 and other government bonds of $201.6. The increase in the company's holdings of bonds due after 3 years through 5 years was primarily due to net purchases of other government bonds of $686.3, corporate and other bonds of $647.6 and U.S. treasury bonds of $211.4. The decrease in the company's holdings of bonds due after 5 years through 10 years was primarily due to the passage of time impacting their earliest contractual maturity date and net sales of U.S. treasury bonds of $547.2, partially offset by net purchases of other government bonds of $410.5. The increase in the company's holdings of bonds due after 10 years was primarily due to net purchases of U.S. treasury bonds of $1,357.7 (primarily with maturities between 28 to 30 years) and other government bonds of $177.4.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	September 30, 2024				December 31, 2023
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents	7,667.6	—	—	7,667.6	5,763.7	—	—	5,763.7

Short term investments:
Canadian government and provincials	61.4	—	—	61.4	553.3	—	—	553.3
U.S. treasury	184.7	—	—	184.7	794.1	—	—	794.1
Other government	138.5	286.5	—	425.0	31.3	339.0	—	370.3
Corporate and other	—	452.6	—	452.6	—	611.4	—	611.4
	384.6	739.1	—	1,123.7	1,378.7	950.4	—	2,329.1
Bonds:
Canadian government and provincials	—	2,944.8	—	2,944.8	—	2,715.1	—	2,715.1
U.S. treasury	—	16,814.6	—	16,814.6	—	16,273.5	—	16,273.5
U.S. states and municipalities	—	189.1	—	189.1	—	184.5	—	184.5
Other government	—	6,313.2	45.2	6,358.4	—	4,903.0	39.3	4,942.3
Corporate and other(1)	—	7,793.0	5,947.5	13,740.5	—	7,567.9	5,757.7	13,325.6
	—	34,054.7	5,992.7	40,047.4	—	31,644.0	5,797.0	37,441.0
Preferred stocks:
Canadian	17.6	2.4	8.6	28.6	15.5	3.5	8.8	27.8
U.S.	—	—	427.5	427.5	—	—	343.3	343.3
Other	13.6	2,300.6	2.1	2,316.3	12.0	286.6	1,789.9	2,088.5
	31.2	2,303.0	438.2	2,772.4	27.5	290.1	2,142.0	2,459.6
Common stocks:
Canadian	1,050.9	193.9	299.4	1,544.2	838.3	216.0	288.2	1,342.5
U.S.	580.4	32.9	1,340.1	1,953.4	988.0	27.4	1,258.7	2,274.1
Other	1,895.1	597.4	1,465.2	3,957.7	2,023.4	501.9	1,481.6	4,006.9
	3,526.4	824.2	3,104.7	7,455.3	3,849.7	745.3	3,028.5	7,623.5

Derivatives and other invested assets	—	1,076.1	734.2	1,810.3	—	869.5	680.0	1,549.5

Derivative obligations (note 7)	—	(191.9)	(131.0)	(322.9)	—	(257.4)	(187.5)	(444.9)

Holding company cash and investments and portfolio investments measured at fair value	11,609.8	38,805.2	10,138.8	60,553.8	11,019.6	34,241.9	11,460.0	56,721.5

	19.2%	64.1%	16.7%	100.0%	19.4%	60.4%	20.2%	100.0%

Investments in associates (note 6)	5,089.7	795.3	5,874.3	11,759.3	3,592.3	83.2	6,532.3	10,207.8
(1)    Included in Level 3 are the company's investments in first mortgage loans at September 30, 2024 of $4,967.6 (December 31, 2023 - $4,685.4) secured by real estate predominantly in the U.S., Europe and Canada.
There were no significant changes to the valuation techniques and processes used at September 30, 2024 compared to those described in the Summary of Material Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2023.
In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the nine months ended September 30, 2024 and 2023 there were no significant transfers of financial instruments between Level 1 and Level 2. During the nine months ended September 30, 2024 the company's investments in common shares and compulsory convertible preferred shares of Go Digit Infoworks Services Private Limited ("Digit") were transferred from investments in associates and preferred stocks classified as Level 3 to Level 2, respectively, due to the completion of the initial public offering of Digit's general insurance subsidiary, Go Digit General Insurance Limited ("Digit Insurance") as described in note 6. The company's investments in the Digit common shares and compulsory convertible preferred shares are classified as Level 2 as their fair values are principally determined through the traded market price of the Digit Insurance common shares which were listed on both the BSE and NSE in India following Digit Insurance's initial public offering. During the nine months ended September 30, 2024 Fairfax India's holdings in CSB Bank Limited common shares were transferred from investments in associates classified as Level 3 to Level 1 as a result of the release of selling restrictions in August 2024. During the nine months ended September 30, 2023 the company's holdings in Poseidon Corp. (formerly Atlas) common shares were transferred from investments in associates classified as Level 1 to Level 3 following a privatization transaction. There were no other significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

	2024
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	5,797.0	2,142.0	1,998.2	72.8	957.5	492.5	11,460.0
Net realized and unrealized gains included in the consolidated statement of earnings	46.2	79.6	82.5	7.0	69.2	108.7	393.2
Purchases(2)	964.0	7.0	190.1	—	70.3	20.1	1,251.5
Sales and distributions(2)	(815.5)	(1.4)	(139.6)	(8.6)	(191.5)	(11.8)	(1,168.4)
Transfer out of category(3)	—	(1,787.8)	—	—	—	—	(1,787.8)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	1.0	(1.2)	(1.6)	0.2	(1.8)	(6.3)	(9.7)
Balance - September 30	5,992.7	438.2	2,129.6	71.4	903.7	603.2	10,138.8

	2023
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	3,465.3	2,047.1	1,824.2	97.5	629.9	680.3	8,744.3
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	159.8	(42.1)	(5.5)	(11.3)	0.1	(14.6)	86.4
Purchases(2)	2,967.0	134.4	353.4	—	261.5	133.0	3,849.3
Sales and distributions(2)	(843.0)	(1.4)	(66.0)	—	(10.0)	(107.0)	(1,027.4)
Transfer out of category	—	(36.7)	—	—	(3.0)	—	(39.7)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	(11.9)	—	(0.2)	0.4	0.1	(7.5)	(19.1)
Deconsolidation of non-insurance subsidiary	(43.3)	—	—	—	—	—	(43.3)
Balance - September 30	5,693.9	2,101.3	2,105.9	86.6	878.6	684.2	11,550.5
(1)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)    Private placement debt securities include net investments in first mortgage loans of $233.8 (2023 - $2,094.9).
(3)    During the first nine months of 2024 the company's investment in Digit compulsory convertible preferred shares was transferred from Level 3 to Level 2 following the completion of Digit Insurance's initial public offering as described on the preceding page.

Net gains (losses) on investments

	Third quarter
	2024			2023
	Net realized gains (losses)	Net change in unrealized gains	Net gains on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Long equity exposures and financial effects(1)	(58.5)	381.4	322.9	67.9	205.4	273.3
Total bonds	40.9	787.7	828.6	(113.5)	(83.2)	(196.7)
Other	(161.9)	297.7	135.8	(7.9)	(12.7)	(20.6)

Net gains (losses) on investments	(179.5)	1,466.8	1,287.3	(53.5)	109.5	56.0

	First nine months
	2024			2023
	Net realized gains (losses)	Net change in unrealized gains	Net gains on investments	Net realized gains (losses)	Net change in unrealized gains	Net gains (losses) on investments

Long equity exposures and financial effects(1)	649.9	325.5	975.4	158.6	688.8	847.4
Total bonds	35.8	283.2	319.0	(517.9)	234.9	(283.0)
Other	(144.9)	320.9	176.0	(122.0)	42.7	(79.3)
Net gains (losses) on investments	540.8	929.6	1,470.4	(481.3)	966.4	485.1

(1)    During the third quarter and first nine months of 2024 the company's long equity total return swaps on Fairfax subordinate voting shares produced net gains on investments of $229.5 and $691.6 (2023 - $162.0 and $446.7), comprised of net realized losses of $1.8 and net realized gains of $248.7 (2023 - net realized gains of $140.5 and $270.3), which represent cash-settled amounts recorded in holding company cash and investments, and net change in unrealized gains of $231.3 and $442.9 (2023 - $21.5 and $176.4). See note 7 for details.

6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

							Share of profit (loss)
	September 30, 2024			December 31, 2023			Third quarter		First nine months
	Ownership percentage(a)	Fair value(b)	Carrying value	Ownership percentage(a)	Fair value(b)	Carrying value	2024	2023	2024	2023
Insurance and reinsurance
Gulf Insurance Group K.S.C.P. ("Gulf Insurance")	—	—	—	—	—	—	—	(2.2)	—	50.6
Go Digit Infoworks Services Private Limited ("Digit")(1)	49.0%	531.8	274.5	49.0%	477.2	146.6	7.7	7.5	23.8	25.9
Other	—	230.5	201.4	—	234.0	222.1	1.6	(1.1)	(3.7)	(1.5)
		762.3	475.9		711.2	368.7	9.3	4.2	20.1	75.0
Non-insurance(2)
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")(2)	34.4%	2,885.3	2,385.2	34.1%	2,251.6	2,099.5	138.3	118.9	343.7	344.0
Poseidon Corp. ("Poseidon", formerly Atlas)	43.3%	2,046.3	1,823.5	43.4%	2,046.3	1,706.4	61.7	45.5	163.0	101.9
Quess Corp Limited ("Quess")	34.6%	475.2	431.8	34.7%	323.6	433.0	2.7	1.1	7.4	3.6
EXCO Resources Inc. ("EXCO")	49.3%	444.1	443.6	48.3%	435.2	417.6	(4.8)	14.5	24.6	129.9
Stelco Holdings Inc. ("Stelco")(3)	23.9%	652.4	286.2	23.6%	491.6	291.6	11.7	20.5	18.3	11.8
Other(4)(5)(6)	—	1,804.8	1,666.3	—	1,293.7	1,290.8	27.9	49.7	39.5	95.2
		8,308.1	7,036.6		6,842.0	6,238.9	237.5	250.2	596.5	686.4
		9,070.4	7,512.5		7,553.2	6,607.6	246.8	254.4	616.6	761.4
Fairfax India
Investments in associates	—	2,688.9	1,364.3	—	2,654.6	1,429.7	13.4	37.1	(7.3)	133.1
		11,759.3	8,876.8		10,207.8	8,037.3	260.2	291.5	609.3	894.5
(a)    Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)    See note 5 for fair value hierarchy information.

(1)    On May 23, 2024 Digit Insurance, the general insurance subsidiary of the company's investment in associate Digit, completed an initial public offering comprised of an issuance of new equity and an offer for sale of existing equity shares held by Digit and other shareholders, which valued Digit Insurance at approximately $3 billion (249.5 billion Indian rupees or 272 Indian rupees per common share). As a result of the initial public offering and the increase in the fair value of the company's investment in Digit compulsory convertible preferred shares at September 30, 2024, the company recorded a total pre-tax benefit of $333.9 related to its investment in Digit. The pre-tax gain to common shareholders' equity was comprised of (i) a gain of $106.3 recorded in net changes in capitalization in the consolidated statement of changes in equity on the company's 49.0% equity interest in Digit (related to Digit's equity interest in Digit Insurance decreasing from 83.3% to 73.6%, resulting in the recognition of a dilution gain for the excess of fair value over the carrying value of Digit Insurance on the offer for sale and a dilution gain on new equity issuance from the initial public offering), and (ii) net gains on investments in the consolidated statement of earnings of $184.0 and $227.6 in the third quarter and first nine months of 2024 on the company's holdings of Digit compulsory convertible preferred shares. Digit Insurance's common shares are now traded on the BSE and NSE in India and closed at 373.10 Indian rupees per common share on September 30, 2024.
(2)    During the third quarter and first nine months of 2024 the company recognized distributions and dividends of $261.2 and $339.9 (2023 - $37.7 and $134.1) from its non-insurance associates and joint ventures, of which $127.9 (€118.2) was the company's share of a dividend paid by Eurobank.
(3)    On July 15, 2024 Cleveland-Cliffs Inc. ("Cliffs") entered into a definitive agreement with Stelco to acquire all outstanding common shares of Stelco for consideration of Cdn$70.00 per share (consisting of Cdn$60.00 cash and Cdn$10.00 in Cliffs common stock), which received shareholder approval on September 16, 2024. Subsequent to September 30, 2024, Stelco received final regulatory approvals and expects the transaction to close on November 1, 2024. Accordingly, on July 15, 2024 the company measured its investment in Stelco as held for sale and ceased applying the equity method of accounting. The company's current estimated pre-tax gain on sale of its holdings of approximately 13 million Stelco common shares is approximately Cdn$495 ($366), calculated as the excess of consideration of approximately Cdn$881 ($652 or $50 per common share) over the carrying value of the investment in associate at September 30, 2024 of approximately Cdn$387 ($286.2).
(4)    During the first quarter of 2024 the company increased its common equity interest in John Keells Holdings PLC ("John Keells"), a publicly listed conglomerate in Sri Lanka, to 19.5%. The company also holds John Keells convertible debentures which, together with the common shares held, provide the company a substantive potential voting interest in John Keells of 24.5%. Accordingly, the company commenced applying the equity method of accounting to its common equity interest in John Keells which had a fair value of $175.3 (54.3 billion Sri Lankan rupees).

(5)    During the third quarter of 2024 an insurance subsidiary of the company invested $100.4 in the Marval Guru Fund at the applicable net asset value of the fund on the transaction date, in addition to the company's previously disclosed investment of $50.0 in 2017, pursuant to an investment management contract whereby Benjamin Watsa, the CEO, CIO and Founder of Marval Capital Ltd. and a member of the company’s Board of Directors and the son of Prem Watsa, the company’s Chairman and CEO and effectively controlling shareholder, manages the investments in the fund.
(6)    On September 30, 2024 it was announced that the company will increase its investment in Peak Achievement Athletics Inc. to a controlling interest. See note 13 for details.

7.    Derivatives
The following table summarizes the company’s derivative financial instruments:

	September 30, 2024				December 31, 2023
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivative contracts	3,202.5	88.9	1,004.8	5.0	4,101.7	149.1	595.7	32.5
Foreign currency derivative contracts	—	—	51.2	132.1	—	—	65.0	158.8
Other derivative contracts	—	137.6	207.4	185.8	—	254.2	311.8	253.6
Total			1,263.4	322.9			972.5	444.9

Equity derivative contracts
Long equity total return swaps
At September 30, 2024 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $1,050.1 (December 31, 2023 - $1,112.8), which included an aggregate of 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 (Cdn$935.0) or $372.96 (Cdn$476.03) per share that produced net gains on investments during the third quarter and first nine months of 2024 of $229.5 and $691.6 (2023 - $162.0 and $446.7).
Other derivative contracts
U.S. treasury bond forward contracts
During the first nine months of 2024 the company entered into forward contracts to buy long-dated U.S. treasury bonds with a notional amount at September 30, 2024 of $1,447.1 (December 31, 2023 - nil) where the contracts held will provide an investment opportunity to buy U.S. treasury bonds as other fixed income investments mature. These contracts to buy long-dated U.S. treasury bonds have an average term to maturity of less than six months and may be renewed at market rates.

8.    Insurance Contract Liabilities

	September 30, 2024			December 31, 2023
	PAA	GMM	Total	PAA	GMM	Total
Insurance contracts issued	44,540.2	4,860.5	49,400.7	41,863.4	4,471.4	46,334.8
Assets for insurance acquisition cash flows	(145.0)	(1.5)	(146.5)	(160.0)	(3.4)	(163.4)
Insurance contract liabilities	44,395.2	4,859.0	49,254.2	41,703.4	4,468.0	46,171.4

Insurance contracts issued, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off	Consolidated
	LRC	LIC	Total	LRC	LIC	Total	LRC	LIC	Total
2024
January 1	1,140.8	9,005.2	10,146.0	1,071.0	25,937.2	27,008.2	1,399.0	3,239.5	4,638.5	41,792.7	70.7	41,863.4
September 30	1,133.7	9,726.0	10,859.7	244.5	28,087.0	28,331.5	1,046.9	4,219.0	5,265.9	44,457.1	83.1	44,540.2

2023
January 1	1,065.4	7,972.4	9,037.8	449.2	24,283.9	24,733.1	386.3	2,332.6	2,718.9	36,489.8	59.7	36,549.5
September 30	1,129.2	8,487.9	9,617.1	517.2	24,993.3	25,510.5	360.5	2,680.9	3,041.4	38,169.0	62.7	38,231.7
Movements in insurance contracts issued
An analysis of the liability for remaining coverage and the liability for incurred claims for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the nine months ended September 30 were as follows:
Nine months ended September 30, 2024

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	3,610.8	35,530.6	2,651.3	41,792.7

Changes in the consolidated statement of comprehensive income:
Insurance revenue(2)	(22,250.9)	—	—	(22,250.9)
Incurred claims and other insurance service expenses(2)(3)	100.4	14,061.7	841.1	15,003.2
Amortization of acquisition costs and other	3,757.9	—	—	3,757.9
Prior year reserve development and release of risk adjustment on prior year claims	—	41.2	(602.8)	(561.6)
Insurance service expenses	3,858.3	14,102.9	238.3	18,199.5
Net insurance result	(18,392.6)	14,102.9	238.3	(4,051.4)
Net finance expense (income) from insurance contracts	(0.6)	1,872.8	—	1,872.2
Foreign exchange effects and other	(50.5)	52.4	1.5	3.4
Total changes in the consolidated statement of comprehensive income	(18,443.7)	16,028.1	239.8	(2,175.8)
Cash flows:
Premiums received	21,697.7	—	—	21,697.7
Claims and other insurance service expenses paid, including investment components	—	(12,668.2)	—	(12,668.2)
Insurance acquisition cash flows	(4,178.9)	—	—	(4,178.9)
Changes in funds withheld	(52.1)	35.0	—	(17.1)
	17,466.7	(12,633.2)	—	4,833.5
Investment components and other	(208.7)	226.9	(11.5)	6.7
Balance - September 30	2,425.1	39,152.4	2,879.6	44,457.1
(1)    Includes loss components of $64.7 at January 1, 2024 and $166.1 at September 30, 2024.
(2)    Incurred claims and other insurance service expenses of $100.4 included within the LRC and within insurance service expenses in the consolidated statement of earnings comprised the recognition of losses on onerous contracts of $141.5, primarily at Gulf Insurance, and amortization of the loss component of $41.1.
(3)    Insurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premium received. Consequently, the fair value of the insurance contracts acquired, comprising claims in their settlement period and unearned premiums, are included within the LRC, except settled claims that remain unpaid, which are included within the LIC. Claims acquired in their settlement period and included within the LRC are released into insurance revenue based on the expected amount and timing of claims settlements, and the actual settlement of claims is included within incurred claims and other insurance service expenses.

Unearned premiums are released into insurance revenue over the remaining coverage period. During the first nine months of 2024 the insurance contracts acquired increased insurance revenue by $581.7 and incurred claims and other insurance service expenses by $686.3, which decreased the net insurance result by $104.6. Conversely, acquired contracts benefited the net reinsurance result by $82.0 as described in note 9.
Nine months ended September 30, 2023

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	1,900.9	32,108.9	2,480.0	36,489.8

Changes in the consolidated statement of comprehensive income:
Insurance revenue	(19,582.1)	—	—	(19,582.1)
Incurred claims and other insurance service expenses	(84.1)	12,256.0	719.5	12,891.4
Amortization of acquisition costs and other	3,479.6	—	—	3,479.6
Prior year reserve development and release of risk adjustment on prior year claims	—	(149.4)	(668.1)	(817.5)
Insurance service expenses	3,395.5	12,106.6	51.4	15,553.5
Net insurance result	(16,186.6)	12,106.6	51.4	(4,028.6)
Net finance expense from insurance contracts	2.2	798.0	—	800.2
Foreign exchange effects and other	(13.9)	(37.4)	(15.9)	(67.2)
Total changes in the consolidated statement of comprehensive income	(16,198.3)	12,867.2	35.5	(3,295.6)
Cash flows:
Premiums received	19,964.4	—	—	19,964.4
Claims and other insurance service expenses paid, including investment components	—	(11,377.3)	—	(11,377.3)
Insurance acquisition cash flows	(3,770.9)	—	—	(3,770.9)
Changes in funds withheld	181.8	(66.6)	—	115.2
	16,375.3	(11,443.9)	—	4,931.4
Investment components and other	(71.0)	114.4	—	43.4
Balance - September 30	2,006.9	33,646.6	2,515.5	38,169.0
(1)    Includes loss components of $139.0 at January 1, 2023 and $57.8 at September 30, 2023.

Discount rates
Cash flows are discounted using risk-free yield curves that are adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.
The tables below set out the primary yield curves that were used to discount the cash flows of insurance contracts and reinsurance contract assets held for currencies in which the company's insurance revenue is principally based.

	September 30, 2024				December 31, 2023				September 30, 2023
Currencies	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years
United States dollar	4.19%	3.93%	4.28%	4.52%	5.00%	4.57%	4.70%	4.81%	5.68%	5.40%	5.54%	5.68%
Canadian dollar	3.70%	3.62%	4.29%	4.56%	5.28%	4.51%	4.37%	4.41%	5.74%	5.68%	5.33%	5.27%
Euro	2.63%	2.38%	2.75%	3.13%	3.38%	2.64%	2.86%	3.08%	3.79%	3.50%	3.75%	4.05%
British pound sterling	4.60%	4.29%	4.66%	5.00%	4.95%	3.93%	4.26%	4.60%	5.51%	5.18%	5.33%	5.60%
Risk adjustment for non-financial risk
The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from the non-financial risk of the company's insurance contracts issued and reinsurance contract assets held. The calculated risk adjustment corresponds to a consolidated confidence level at September 30, 2024 of 83.7% (December 31, 2023 - 83.8%).

9.    Reinsurance Contract Assets Held

	September 30, 2024			December 31, 2023
	PAA	GMM	Total	PAA	GMM	Total
Reinsurance contract assets held	10,287.7	1,002.7	11,290.4	9,856.3	1,031.4	10,887.7

Reinsurance contract assets held, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off	Consolidated
	ARC	AIC	Total	ARC	AIC	Total	ARC	AIC	Total
2024
January 1	(70.0)	1,250.3	1,180.3	(46.6)	7,007.2	6,960.6	296.7	1,416.1	1,712.8	9,853.7	2.6	9,856.3
September 30	(106.7)	1,334.0	1,227.3	(442.6)	7,526.0	7,083.4	(388.8)	2,355.1	1,966.3	10,277.0	10.7	10,287.7
2023
January 1	(15.2)	974.5	959.3	(182.1)	6,633.5	6,451.4	53.3	1,210.2	1,263.5	8,674.2	5.0	8,679.2
September 30	(107.1)	1,207.5	1,100.4	(136.1)	6,531.4	6,395.3	(36.4)	1,239.8	1,203.4	8,699.1	4.9	8,704.0

Movements in reinsurance contract assets held
An analysis of the asset for remaining coverage and the asset for incurred claims for reinsurance contracts held by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the nine months ended September 30 were as follows:
Nine months ended September 30, 2024

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	180.1	8,821.0	852.6	9,853.7

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance(2)	(4,620.7)	—	—	(4,620.7)
Recoveries of incurred claims and other insurance service expenses(2)	47.3	3,188.5	252.4	3,488.2
Prior year reserve development and release of risk adjustment on prior year claims	—	195.6	(197.9)	(2.3)
Recoveries of insurance service expenses	47.3	3,384.1	54.5	3,485.9
Net reinsurance result	(4,573.4)	3,384.1	54.5	(1,134.8)
Net finance income (expense) from reinsurance contract assets held	(0.2)	500.5	—	500.3
Foreign exchange effects and other	10.6	(3.5)	1.9	9.0
Total changes in the consolidated statement of comprehensive income	(4,563.0)	3,881.1	56.4	(625.5)
Cash flows:
Premiums paid	3,923.2	—	—	3,923.2
Amounts received	—	(2,830.2)	—	(2,830.2)
Changes in funds withheld	(3.8)	(38.2)	—	(42.0)
	3,919.4	(2,868.4)	—	1,051.0
Investment components and other	(474.6)	475.4	(3.0)	(2.2)
Balance - September 30	(938.1)	10,309.1	906.0	10,277.0
(1)    Includes loss recovery components of $23.0 at January 1, 2024 and $70.2 at September 30, 2024.
(2)    Reinsurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premiums paid. Consequently, the fair value of the reinsurance contracts acquired, comprising ceded claims in their settlement period and unearned ceded premiums, are included within the ARC, except settled ceded claims where payment has not yet been received, which are included within the AIC. Ceded claims acquired in their settlement period and included within the ARC are released into cost of reinsurance based on the expected amount and timing of ceded claims settlements, and the actual settlement of ceded claims is included within recoveries of incurred claims and other insurance service expenses. Unearned ceded premiums are released into cost of reinsurance over the remaining coverage period. During the first nine months of 2024 the reinsurance contracts acquired increased cost of reinsurance by $299.2 and recoveries of incurred claims and other insurance service expenses by $381.2, which benefited the net reinsurance result by $82.0.

Nine months ended September 30, 2023

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	(144.0)	8,011.6	806.6	8,674.2

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(3,611.9)	—	—	(3,611.9)
Recoveries of incurred claims and other insurance service expenses	(33.1)	2,460.2	210.5	2,637.6
Prior year reserve development and release of risk adjustment on prior year claims	—	165.4	(225.4)	(60.0)
Recoveries of insurance service expenses	(33.1)	2,625.6	(14.9)	2,577.6
Net reinsurance result	(3,645.0)	2,625.6	(14.9)	(1,034.3)
Net finance income from reinsurance contract assets held	0.4	237.7	—	238.1
Foreign exchange effects and other	23.5	(11.8)	(14.7)	(3.0)
Total changes in the consolidated statement of comprehensive income	(3,621.1)	2,851.5	(29.6)	(799.2)
Cash flows:
Premiums paid	3,477.5	—	—	3,477.5
Amounts received	—	(2,658.5)	—	(2,658.5)
Changes in funds withheld	3.1	(16.9)	—	(13.8)
	3,480.6	(2,675.4)	—	805.2
Investment components and other	4.9	14.0	—	18.9
Balance - September 30	(279.6)	8,201.7	777.0	8,699.1
(1)    Includes loss recovery components of $50.1 at January 1, 2023 and $17.6 at September 30, 2023.

10.    Net Finance Income or Expense from Insurance Contracts and Reinsurance Contract Assets Held

	Third quarter		First nine months
	2024	2023	2024	2023
Net finance income (expense) from insurance contracts
Interest accreted to insurance contracts	(480.6)	(489.2)	(1,481.0)	(1,406.2)
Effect of changes in interest rates and other financial assumptions	(968.6)	466.5	(534.9)	572.4
	(1,449.2)	(22.7)	(2,015.9)	(833.8)

Net finance income (expense) from reinsurance contract assets held
Interest accreted to reinsurance contract assets held	132.9	119.8	408.9	358.6
Effect of changes in interest rates and other financial assumptions	203.7	(105.0)	123.7	(120.1)
	336.6	14.8	532.6	238.5
Net finance expense from insurance contracts and reinsurance contract assets held	(1,112.6)	(7.9)	(1,483.3)	(595.3)

11.    Borrowings
On June 24, 2024 the company completed an offering of $600.0 principal amount of 6.10% unsecured senior notes due March 15, 2055 ("2055 notes") for net proceeds of $591.7 after discount, commissions and expenses. On July 19, 2024, pursuant to an agreement and in exchange for cash received from the holding company of $596.6, including accrued interest, Allied World became the primary co-obligor of the 2055 notes. The 2055 notes are the joint and several obligations of the company and Allied World, with Allied World being the primary co-obligor and at first instance liable for the 2055 notes. On July 24, 2024 Allied World used the majority of those proceeds to redeem its outstanding $500.0 principal amount of 4.35% senior notes due October 29, 2025 for cash consideration of $505.1, including accrued interest.
On June 24, 2024 the company also completed a second re-opening of its offering of 6.00% unsecured senior notes due December 7, 2033, for $150.0 principal amount for net proceeds, excluding accrued interest, of $152.9 after premium, commissions and expenses. Together with the previously issued $600.0 aggregate principal amount of 6.00% senior notes due 2033, there is $750.0 aggregate principal amount of the notes outstanding (comprising the initial offering of $400.0 principal amount on December 7, 2023, the first re-opening of $200.0 principal amount on January 12, 2024 as described below and the second re-opening of $150.0 principal amount on June 24, 2024).
On March 22, 2024 the company completed an offering of $1.0 billion principal amount of 6.350% unsecured senior notes due March 22, 2054 for net proceeds of $988.1 after discount, commissions and expenses.
On January 12, 2024 the company completed a re-opening of its offering of $400.0 principal amount of 6.00% unsecured senior notes due December 7, 2033, completed on December 7, 2023, for $200.0 principal amount for net proceeds, excluding accrued interest, of $200.2 after premium, commissions and expenses. On January 29, 2024 the company used a portion of the net proceeds from the offering to redeem its remaining $279.3 principal amount of 4.875% unsecured senior notes due August 13, 2024 for cash consideration of $285.6, including accrued interest, and on March 15, 2024 the company used the remainder of the net proceeds from the offering to redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 3, 2025 for cash consideration of Cdn$349.1, including accrued interest.
On July 17, 2024 the company amended and restated its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms and extended the expiry from July 14, 2028 to July 17, 2029. The holding company credit facility was undrawn and the company was in compliance with its financial covenants at September 30, 2024 and December 31, 2023.

12.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2024	2023
Subordinate voting shares – January 1	22,254,478	22,576,535
Purchases for cancellation	(1,012,906)	(257,589)
Treasury shares acquired	(198,392)	(79,087)
Treasury shares reissued	198,653	127,209
Subordinate voting shares – September 30	21,241,833	22,367,068
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – September 30	21,990,603	23,115,838

During the first nine months of 2024 the company purchased for cancellation 1,012,906 subordinate voting shares (2023 – 257,589) principally under its normal course issuer bids at a cost of $1,127.1 (2023 – $179.8), of which $876.2 (2023 – $116.0) was charged to retained earnings. Included were 275,000 subordinate voting shares purchased from Prem Watsa, the company's Chairman and CEO, for $304.3 pursuant to an exemption from the issuer bid requirements contained in applicable Canadian securities laws.

During the first nine months of 2024 the company purchased for treasury 198,392 subordinate voting shares at a cost of $226.6 (2023 - 79,087 subordinate voting shares at a cost of $60.9) for use in its share-based payment awards.

Non-controlling interests

			Net earnings (loss) attributable to non-controlling interests
	Carrying value		Third quarter		First nine months
	September 30, 2024	December 31, 2023	2024	2023	2024	2023
Insurance and reinsurance companies	3,169.8	3,115.8	112.7	109.3	281.1	351.2
Non-insurance companies	1,586.0	1,634.6	(24.0)	8.8	(58.8)	15.6
	4,755.8	4,750.4	88.7	118.1	222.3	366.8

On April 25, 2024 the company completed a mandatory tender offer for the non-controlling interests in Gulf Insurance and increased its equity interest from 90.0% to 97.1% for cash consideration of $126.7.
During the first nine months of 2024 the subsidiaries comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of $122.3 (2023 - $135.6) to non-controlling interests.

13.    Acquisitions and Divestitures
Subsequent to September 30, 2024
Acquisition of additional interest in Peak Achievement Athletics Inc.
On September 30, 2024 it was announced the company will, through its insurance and reinsurance subsidiaries, increase its investment in Peak Achievement Athletics Inc. ("Peak Achievement") to a controlling interest by acquiring the 42.6% equity interest owned by Sagard Holdings Inc. The company currently applies the equity method of accounting to its investment in Peak Achievement and expects to consolidate Peak Achievement in its Non-insurance companies reporting segment upon closing, which is anticipated to occur in the fourth quarter of 2024, subject to customary closing conditions. Peak Achievement is engaged in the design, manufacture and distribution of performance sports equipment and related apparel and accessories for ice hockey, roller hockey, and lacrosse, under brands such as Bauer Hockey, Cascade Lacrosse and Maverik Lacrosse.
Acquisition of Sleep Country Canada Holdings Inc.
On October 1, 2024 the company, through its insurance and reinsurance subsidiaries, acquired all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. ("Sleep Country") for purchase consideration of $880.6 (Cdn$1.2 billion) or Cdn$35.00 per common share. The total purchase consideration was comprised of cash of $562.7 (Cdn$759.9) and new non-recourse borrowings of $317.9 (Cdn$429.2) by a newly formed purchasing entity, which amalgamated with Sleep Country upon close. The company will commence consolidating Sleep Country in its Non-insurance companies reporting segment in the fourth quarter of 2024. Sleep Country is a specialty sleep retailer with a national retail store network and multiple e-commerce platforms.
Nine months ended September 30, 2024
During the first nine months of 2024 there were no significant acquisitions or divestitures.

14.    Income Taxes
The company’s provision for income taxes for the three and nine months ended September 30 were comprised as follows:

	Third quarter		First nine months
	2024	2023	2024	2023
Current income tax:
Current year expense(1)	240.0	154.7	806.2	472.3
Adjustments to prior years’ income taxes	9.8	12.5	(48.4)	(2.5)
	249.8	167.2	757.8	469.8
Deferred income tax:
Origination and reversal of temporary differences	128.0	175.5	268.0	327.0
Adjustments to prior years' deferred income taxes	(3.3)	(38.4)	(9.5)	(11.9)
	124.7	137.1	258.5	315.1
Provision for income taxes	374.5	304.3	1,016.3	784.9
(1)    Includes Pillar Two global minimum taxes of $30.3 and $106.9 in the third quarter and first nine months of 2024 (2023 - nil and nil), which primarily relate to income earned in Bermuda.

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate for the three and nine months ended September 30 are presented in the following table:

	Third quarter		First nine months
	2024	2023	2024	2023

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	395.9	395.1	1,049.7	1,114.3
Non-taxable investment income and losses	(20.9)	(6.4)	(38.4)	(108.0)
Tax rate differential on income and losses outside Canada	(73.7)	(96.1)	(53.8)	(277.9)
Change in unrecorded tax benefit of losses and temporary differences	(14.8)	4.6	51.9	17.9
Provision (recovery) relating to prior years	6.5	(25.9)	(57.9)	(14.4)
Change in tax rate for deferred income taxes	62.0	10.7	47.2	(4.7)
Other including permanent differences	19.5	22.3	17.6	57.7
Provision for income taxes	374.5	304.3	1,016.3	784.9
Non-taxable investment income and losses in the third quarters and first nine months of 2024 and 2023 were principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada.
Tax rate differential on income and losses outside Canada of $73.7 and $53.8 in the third quarter and first nine months of 2024 principally related to income taxed at lower rates in the U.S. and Bermuda, partially offset by losses tax effected at lower rates in Mauritius and by Pillar Two global minimum taxes of $30.3 and $106.9. The tax rate differential on income and losses outside Canada of $96.1 and $277.9 in the third quarter and first nine months of 2023 principally related to income taxed at lower rates in the U.S., Bermuda and Barbados.
Change in unrecorded tax benefit of losses and temporary differences of $14.8 and $51.9 in the third quarter and first nine months of 2024 principally related to unrecorded deferred tax assets in Canada and the U.K.
Change in tax rate for deferred income taxes of $62.0 and $47.2 in the third quarter and first nine months of 2024 primarily related to changes in capital gains tax rates in India.

15.    Financial Risk Management
Overview
There were no significant changes to the company's risk exposures, including underwriting risk, credit risk, liquidity risk, and various market risks, or the processes used by the company for managing those risk exposures, at September 30, 2024 compared to those identified and discussed in the company's annual consolidated financial statements for the year ended December 31, 2023.

Underwriting Risk
There were no significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk, at September 30, 2024 compared to December 31, 2023. For acquired claims and ceded claims resulting from the acquisition of Gulf Insurance on December 26, 2023 that are in their settlement period, the insured event is the determination of the ultimate cost and timing of the claims. The company's underwriting risk for such claims is therefore limited to the potential for adverse development over the settlement period; however, IFRS 17 Insurance Contracts ("IFRS 17") requires that the fair value of those claims and ceded claims at acquisition be recorded in the liability for remaining coverage and asset for remaining coverage respectively, similar to newly written contracts, which will increase the reported amounts in the company's consolidated statement of earnings over the settlement period of those claims and ceded claims, particularly insurance revenue, insurance service expenses, cost of reinsurance and recoveries of insurance service expenses. See notes 8 and 9 for details.

Credit Risk
Cash and short term investments
The company’s cash and short term investments, including those of the holding company, are primarily held at major financial institutions in the jurisdictions in which the company operates.

Investments in debt instruments
The composition of the company's investments in bonds, classified according to the higher of each security's respective S&P and Moody's issuer credit rating, is presented in the table below. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher.

	September 30, 2024			December 31, 2023
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	19,814.7	20,323.1	50.7	19,301.4	19,670.5	52.5
AA/Aa	1,903.8	1,944.3	4.9	1,490.9	1,521.9	4.1
A/A	4,644.0	4,744.7	11.8	3,977.9	4,012.7	10.7
BBB/Baa	5,037.6	5,099.2	12.7	4,420.3	4,414.2	11.8
BB/Ba	1,346.8	1,271.5	3.2	1,422.0	1,445.9	3.9
B/B	174.7	183.0	0.5	184.0	182.5	0.5
Lower than B/B	204.2	243.4	0.6	87.6	113.7	0.3
Unrated(1)	6,402.2	6,238.2	15.6	6,210.2	6,079.6	16.2
Total	39,528.0	40,047.4	100.0	37,094.3	37,441.0	100.0
(1)    Includes the company's investments in first mortgage loans at September 30, 2024 of $4,967.6 (December 31, 2023 - $4,685.4) secured by real estate predominantly in the U.S., Europe and Canada.
The increase in bonds rated AAA/Aaa primarily reflected net purchases of U.S. treasury bonds of $294.3 and other government bonds of $97.1. The increase in bonds rated AA/Aa was primarily due to net purchases of Canadian provincial bonds of $201.3 and other government bonds of $108.4. The increase in bonds rated A/A was primarily due to net purchases of U.S. corporate bonds of $299.9 and other government bonds of $171.1. The increase in bonds rated BBB/Baa was primarily due to net purchases of other government bonds of $759.3, partially offset by net sales of U.S. corporate bonds of $122.5. The increase on bonds rated lower than B/B was primarily due to net purchases of other government bonds of $106.7.
Liquidity Risk
The holding company's remaining known significant commitments for 2024 consist of an annual payment of $165.0 on the note payable to KIPCO of $660.0 principal amount relating to the acquisition of Gulf Insurance, payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
The holding company expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $728.1 for the nine months ended September 30, 2024, of a maximum $3,002.8 available in 2024.
Market Risk
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Fixed income Portfolio
The company's exposure to interest rate risk on the company's fixed income portfolio increased in the first nine months of 2024 primarily due to net re-investments of proceeds on sales and maturities of short-dated U.S. treasury bonds into longer-dated U.S. treasury bonds and net purchases of other government bonds.
The company has held forward contracts to sell long-dated U.S. treasury bonds to reduce its exposure to interest rate risk from time to time, but no longer held any at September 30, 2024 (December 31, 2023 - notional amount of $292.8). During the first nine months of 2024 the company entered into forward contracts to buy long-dated U.S. treasury bonds with a notional amount at September 30, 2024 of $1,447.1 (December 31, 2023 - nil) where the contracts held will provide an investment opportunity to buy U.S. treasury bonds as other fixed income investments mature. See note 5 for details of the company's fixed income maturity profile. In addition, the company held interest rate swaps with a notional amount at September 30, 2024 of $1,900.0 (December 31, 2023 - $1,900.0) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed during 2023.

Net liability for incurred claims for insurance contracts
The company also has exposure to interest rate risk on its insurance contracts, principally in the net liability for incurred claims of the company's property and casualty and run-off operations, and in the liability for remaining coverage of the company's life insurance operations (as a provision for life policy benefits is principally included therein).
The company's exposure to interest rate risk on the company's net liability for incurred claims for insurance contracts, excluding the company’s life insurance operations (as a provision for life policy benefits is principally included within the LRC) increased to $32,217.9 at September 30, 2024 from $29,688.4 at December 31, 2023, primarily reflecting increased business volumes at the property and casualty insurance and reinsurance companies, the normal interval between the incurrence and payment of claims, and the effects of decreases in discount rates. Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and net liability for incurred claims for insurance contracts. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company's net earnings is mitigated.
There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at September 30, 2024 compared to December 31, 2023.
Market Price Fluctuations
The company's exposure to equity price risk through its equity and equity-related holdings increased at September 30, 2024 compared to December 31, 2023 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings on the company's financial position at September 30, 2024 and December 31, 2023 and results of operations for the three and nine months ended September 30, 2024 and 2023:

	September 30, 2024		December 31, 2023		Pre-tax earnings (loss)
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Third quarter		First nine months
					2024	2023	2024	2023
Long equity exposures:
Common stocks	7,062.6	7,062.6	7,317.8	7,317.8	99.2	99.5	301.1	442.2
Bonds and preferred stocks – convertible(1)	254.3	254.3	414.0	414.0	(4.0)	17.5	(6.1)	76.4
Investments in associates(1)(2)	10,997.0	8,400.9	9,496.6	7,668.6	(0.1)	(15.3)	25.9	44.4
Equity derivatives(3)	2,591.4	999.8	2,060.2	563.2	227.0	171.6	619.4	287.5
Other	—	—	—	—	0.8	—	35.1	(3.1)
Long equity exposures and financial effects	20,905.3	16,717.6	19,288.6	15,963.6	322.9	273.3	975.4	847.4

(1)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)    Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.
(3)    Includes long equity total return swaps, equity warrants and options. Equity exposure for equity warrants and options is the carrying value of the derivatives and for long equity total return swaps it is the notional amount. Pre-tax earnings include net gains on investments during the third quarter and first nine months of 2024 of $229.5 and $691.6 (2023 - $162.0 and $446.7) recognized on the company's investment in long equity total return swaps on Fairfax subordinate voting shares.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $39,522.5 at September 30, 2024 compared to $37,424.4 at December 31, 2023.
The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Holding company cash and investments (net of derivative obligations)	2,041.4	1,749.1	2,041.4	1,749.1

Borrowings – holding company(1)	7,722.5	6,928.9	7,722.5	6,928.9
Borrowings – insurance and reinsurance companies(1)	989.9	895.6	989.9	895.6
Borrowings – non-insurance companies(1)	1,998.5	1,899.0	—	—
Total debt	10,710.9	9,723.5	8,712.4	7,824.5

Net debt	8,669.5	7,974.4	6,671.0	6,075.4

Common shareholders’ equity	22,720.3	21,615.0	22,720.3	21,615.0
Preferred stock	1,335.5	1,335.5	1,335.5	1,335.5
Non-controlling interests	4,755.8	4,750.4	3,169.8	3,115.8
Total equity	28,811.6	27,700.9	27,225.6	26,066.3

Net debt/total equity	30.1%	28.8%	24.5%	23.3%
Net debt/net total capital	23.1%	22.4%	19.7%	18.9%
Total debt/total capital	27.1%	26.0%	24.2%	23.1%
Interest coverage(2)	10.1x	13.8x	12.9x	18.1x
Interest and preferred share dividend distribution coverage(2)	9.0x	12.1x	11.2x	15.0x
(1)    At September 30, 2024 the fair value of borrowings - holding company and insurance and reinsurance companies was $8,883.6 (December 31, 2023 - $7,647.4) and the fair value of borrowings - non-insurance companies was $1,957.3 (December 31, 2023 - $1,842.6).
(2)    Coverage ratios are for the nine months ended September 30, 2024 and year ended December 31, 2023.

16.    Segmented Information
The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. There were no significant changes to the identifiable assets and liabilities by reporting segment at September 30, 2024 compared to December 31, 2023.

An analysis of insurance revenue and operating income by reporting segment for the three and nine months ended September 30 is presented below:

Quarter ended September 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non - insurance companies	Total

Reporting segment insurance revenue	2,320.5	4,183.0	1,698.0	8,201.5	56.8	—	8,258.3
Intercompany insurance revenue	(10.8)	(48.5)	(49.0)	(108.3)	(10.4)	—	(118.7)
Insurance revenue	2,309.7	4,134.5	1,649.0	8,093.2	46.4	—	8,139.6

Insurance service result	216.2	698.2	125.5	1,039.9	9.0	—	1,048.9
Other insurance operating expenses	(78.7)	(115.6)	(76.4)	(270.7)	(55.1)	—	(325.8)
Interest and dividends(1)	132.7	326.9	84.6	544.2	29.1	(2.0)	571.3
Share of profit of associates	41.1	135.6	26.2	202.9	18.2	12.8	233.9
Non-insurance revenue	—	—	—	—	—	1,620.4	1,620.4
Non-insurance expenses	—	—	—	—	—	(1,582.4)	(1,582.4)
Operating income	311.3	1,045.1	159.9	1,516.3	1.2	48.8	1,566.3
Net finance expense from insurance contracts and reinsurance contract assets held							(1,112.6)
Net gains on investments							1,287.3
Interest expense							(164.4)
Corporate overhead and other(2)							(82.6)
Pre-tax income							1,494.0
Provision for income taxes							(374.5)
Net earnings							1,119.5

Attributable to:
Shareholders of Fairfax							1,030.8
Non-controlling interests							88.7
							1,119.5

Quarter ended September 30, 2023

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	2,090.7	4,137.8	932.4	7,160.9	29.3	—	7,190.2
Intercompany insurance revenue	(18.2)	(21.2)	(51.6)	(91.0)	(0.3)	—	(91.3)
Insurance revenue	2,072.5	4,116.6	880.8	7,069.9	29.0	—	7,098.9

Insurance service result	186.4	667.6	78.6	932.6	9.8	—	942.4
Other insurance operating expenses	(66.2)	(73.3)	(44.3)	(183.8)	(23.5)	—	(207.3)
Interest and dividends(1)	120.8	299.7	33.2	453.7	26.5	(18.8)	461.4
Share of profit of associates	50.5	143.8	27.6	221.9	20.2	37.3	279.4
Non-insurance revenue	—	—	—	—	—	1,744.5	1,744.5
Non-insurance expenses	—	—	—	—	—	(1,637.1)	(1,637.1)
Operating income	291.5	1,037.8	95.1	1,424.4	33.0	125.9	1,583.3
Net finance expense from insurance contracts and reinsurance contract assets held							(7.9)
Net gains on investments							56.0
Interest expense							(124.8)
Corporate overhead and other(2)							(15.3)
Pre-tax income							1,491.3
Provision for income taxes							(304.3)
Net earnings							1,187.0

Attributable to:
Shareholders of Fairfax							1,068.9
Non-controlling interests							118.1
							1,187.0
(1)    Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.
(2)    Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	Third quarter
	2024	2023
Corporate and other expenses as presented in the consolidated statements of earnings	147.6	75.5
Holding company interest and dividends	7.5	12.4
Holding company share of profit of associates	(26.3)	(12.1)
Investment management and administration fee income and other	(46.2)	(60.5)
Corporate overhead and other as presented in the tables above	82.6	15.3

Nine months ended September 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	6,585.8	11,655.1	5,256.2	23,497.1	145.8	—	23,642.9
Intercompany insurance revenue	(32.8)	(131.9)	(147.9)	(312.6)	(10.4)	—	(323.0)
Insurance revenue	6,553.0	11,523.2	5,108.3	23,184.5	135.4	—	23,319.9

Insurance service result	799.9	2,011.3	319.5	3,130.7	(21.3)	—	3,109.4
Other insurance operating expenses	(235.5)	(308.9)	(201.6)	(746.0)	(107.7)	—	(853.7)
Interest and dividends(1)	387.9	945.5	258.4	1,591.8	94.6	(5.7)	1,680.7
Share of profit (loss) of associates	99.6	316.3	92.5	508.4	51.1	(8.4)	551.1
Non-insurance revenue	—	—	—	—	—	4,672.7	4,672.7
Non-insurance expenses	—	—	—	—	—	(4,567.3)	(4,567.3)
Operating income	1,051.9	2,964.2	468.8	4,484.9	16.7	91.3	4,592.9
Net finance expense from insurance contracts and reinsurance contract assets held							(1,483.3)
Net gains on investments							1,470.4
Interest expense							(476.3)
Corporate overhead and other(2)							(142.4)
Pre-tax income							3,961.3
Provision for income taxes							(1,016.3)
Net earnings							2,945.0

Attributable to:
Shareholders of Fairfax							2,722.7
Non-controlling interests							222.3
							2,945.0

Nine months ended September 30, 2023

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	6,009.1	11,695.0	2,530.3	20,234.4	109.5	—	20,343.9
Intercompany insurance revenue	(50.2)	(89.0)	(157.3)	(296.5)	(14.4)	—	(310.9)
Insurance revenue	5,958.9	11,606.0	2,373.0	19,937.9	95.1	—	20,033.0

Insurance service result	711.4	2,113.3	229.9	3,054.6	(14.2)	—	3,040.4
Other insurance operating expenses	(208.4)	(248.6)	(118.3)	(575.3)	(83.5)	—	(658.8)
Interest and dividends(1)	319.1	728.2	125.3	1,172.6	77.0	(43.0)	1,206.6
Share of profit of associates	142.8	370.2	95.2	608.2	63.4	133.7	805.3
Non-insurance revenue	—	—	—	—	—	4,862.5	4,862.5
Non-insurance expenses	—	—	—	—	—	(4,791.0)	(4,791.0)
Operating income	964.9	2,963.1	332.1	4,260.1	42.7	162.2	4,465.0
Net finance expense from insurance contracts and reinsurance contract assets held							(595.3)
Net gains on investments							485.1
Gain on sale of insurance subsidiary							259.1
Interest expense							(379.5)
Corporate overhead and other(2)							(29.4)
Pre-tax income							4,205.0
Provision for income taxes							(784.9)
Net earnings							3,420.1

Attributable to:
Shareholders of Fairfax							3,053.3
Non-controlling interests							366.8
							3,420.1
(1)    Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.
(2)    Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	First nine months
	2024	2023
Corporate and other expenses as presented in the consolidated statements of earnings	334.0	272.0
Holding company interest and dividends	4.5	17.9
Holding company share of profit of associates	(58.2)	(89.2)
Investment management and administration fee income and other	(137.9)	(171.3)
Corporate overhead and other as presented in the tables above	142.4	29.4

17.    Expenses
Expenses for the company's insurance and reinsurance companies and non-insurance companies for the three and nine months ended September 30 were comprised as follows:

	Three months ended September 30, 2024
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	3,652.8	3,652.8	—	3,652.8	—	3,652.8
Commissions	1,070.7	—	1,070.7	—	1,070.7	—	1,070.7
Cost of sales	—	—	—	—	—	1,005.8	1,005.8
Compensation expense	180.9	255.8	436.7	205.0	641.7	292.6	934.3
Administrative expense and other	175.5	118.9	294.4	268.4	562.8	284.0	846.8
Total	1,427.1	4,027.5	5,454.6	473.4	5,928.0	1,582.4	7,510.4

As presented in the consolidated statement of earnings:
Insurance service expenses	1,427.1	5,206.3	6,633.4	—	6,633.4	—	6,633.4
Recoveries of insurance service expenses	—	(1,178.8)	(1,178.8)	—	(1,178.8)	—	(1,178.8)
Other insurance operating expenses and Corporate and other expenses	—	—	—	473.4	473.4	—	473.4
Non-insurance expenses	—	—	—	—	—	1,582.4	1,582.4
Total	1,427.1	4,027.5	5,454.6	473.4	5,928.0	1,582.4	7,510.4

	Three months ended September 30, 2023
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	3,213.4	3,213.4	—	3,213.4	—	3,213.4
Commissions	945.9	—	945.9	—	945.9	—	945.9
Cost of sales	—	—	—	—	—	974.7	974.7
Compensation expense	158.1	222.6	380.7	174.1	554.8	283.1	837.9
Administrative expense and other	150.2	91.8	242.0	108.7	350.7	382.6	733.3
Total	1,254.2	3,527.8	4,782.0	282.8	5,064.8	1,640.4	6,705.2

As presented in the consolidated statement of earnings:
Insurance service expenses	1,254.2	4,450.3	5,704.5	—	5,704.5	—	5,704.5
Recoveries of insurance service expenses	—	(922.5)	(922.5)	—	(922.5)	—	(922.5)
Other insurance operating expenses and Corporate and other expenses	—	—	—	282.8	282.8	—	282.8
Non-insurance expenses	—	—	—	—	—	1,640.4	1,640.4
Total	1,254.2	3,527.8	4,782.0	282.8	5,064.8	1,640.4	6,705.2
(1)    Includes Life insurance and Run-off, and the group holding companies.
(2)    Includes the effects of discounting losses and ceded losses on claims incurred in the period, changes in loss components and changes in risk adjustment.

	Nine months ended September 30, 2024
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	10,240.8	10,240.8	—	10,240.8	—	10,240.8
Commissions	2,946.3	—	2,946.3	—	2,946.3	—	2,946.3
Cost of sales	—	—	—	—	—	2,906.2	2,906.2
Compensation expense	546.0	771.5	1,317.5	645.7	1,963.2	856.9	2,820.1
Administrative expense and other	487.5	435.2	922.7	542.0	1,464.7	804.2	2,268.9
Total	3,979.8	11,447.5	15,427.3	1,187.7	16,615.0	4,567.3	21,182.3

As presented in the consolidated statement of earnings:
Insurance service expenses	3,979.8	15,052.7	19,032.5	—	19,032.5	—	19,032.5
Recoveries of insurance service expenses	—	(3,605.2)	(3,605.2)	—	(3,605.2)	—	(3,605.2)
Other insurance operating expenses and Corporate and other expenses	—	—	—	1,187.7	1,187.7	—	1,187.7
Non-insurance expenses	—	—	—	—	—	4,567.3	4,567.3
Total	3,979.8	11,447.5	15,427.3	1,187.7	16,615.0	4,567.3	21,182.3

	Nine months ended September 30, 2023
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	8,810.8	8,810.8	—	8,810.8	—	8,810.8
Commissions	2,634.2	—	2,634.2	—	2,634.2	—	2,634.2
Cost of sales	—	—	—	—	—	2,939.9	2,939.9
Compensation expense	439.4	660.0	1,099.4	543.8	1,643.2	832.4	2,475.6
Administrative expense and other	425.8	265.5	691.3	387.0	1,078.3	1,018.7	2,097.0
Total	3,499.4	9,736.3	13,235.7	930.8	14,166.5	4,791.0	18,957.5

As presented in the consolidated statement of earnings:
Insurance service expenses	3,499.4	12,422.0	15,921.4	—	15,921.4	—	15,921.4
Recoveries of insurance service expenses	—	(2,685.7)	(2,685.7)	—	(2,685.7)	—	(2,685.7)
Other insurance operating expenses and Corporate and other expenses	—	—	—	930.8	930.8	—	930.8
Non-insurance expenses	—	—	—	—	—	4,791.0	4,791.0
Total	3,499.4	9,736.3	13,235.7	930.8	14,166.5	4,791.0	18,957.5
(1)    Includes Life insurance and Run-off, and the group holding companies.
(2)    Includes the effects of discounting losses and ceded losses on claims incurred in the period, changes in loss components and changes in risk adjustment.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of October 31, 2024)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2024, and the notes to the MD&A in the company's 2023 Annual Report.

(2)In this MD&A, Life insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.

(3)The company presents information on gross premiums written and net premiums written throughout its MD&A. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

(4)Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company's measures and ratios, which include:
Supplementary Financial Measures – Net insurance revenue, combined ratio, discounted, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $15.00 per common share dividend), long equity exposures and long equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital, total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.
Total of Segments Measures – Supplementary financial measures presented for the property and casualty insurance and reinsurance segments in aggregate including net finance income (expense) from insurance contracts and reinsurance contract assets held, operating income (loss) and corporate overhead and other.
Non-GAAP Financial Measures and Ratios – Net premiums earned, underwriting profit (loss), adjusted operating income (loss), adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage ratios, various property and casualty insurance and reinsurance ratios including the combined ratio, undiscounted, excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

Overview of Consolidated Performance for the third quarter and first nine months of 2024
Net earnings attributable to shareholders of Fairfax

Property and Casualty Insurance and Reinsurance Operations
Underwriting Performance
Highlights for the third quarter and first nine months of 2024, with comparisons to the third quarter and first nine months of 2023 except as otherwise noted, included the following:
•The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting on losses and ceded losses on claims incurred in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	Third quarter
	2024				2023
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	216.2	698.2	125.5	1,039.9	186.4	667.6	78.6	932.6
Other insurance operating expenses	(78.7)	(115.6)	(76.4)	(270.7)	(66.2)	(73.3)	(44.3)	(183.8)
Discounting of losses and ceded losses on claims incurred in the period	(72.7)	(296.3)	(22.3)	(391.3)	(97.4)	(265.8)	(28.2)	(391.4)
Changes in the risk adjustment and other	22.3	1.6	(12.1)	11.8	5.2	(73.7)	2.7	(65.8)
Underwriting profit	87.1	287.9	14.7	389.7	28.0	254.8	8.8	291.6
Interest and dividends	132.7	326.9	84.6	544.2	120.8	299.7	33.2	453.7
Share of profit of associates	41.1	135.6	26.2	202.9	50.5	143.8	27.6	221.9
Adjusted operating income	260.9	750.4	125.5	1,136.8	199.3	698.3	69.6	967.2

Combined ratios, discounted(1)	88.9%	79.8%	88.0%	83.9%	89.4%	80.0%	86.9%	83.6%
Combined ratios, undiscounted(2)	95.3%	92.0%	98.5%	93.9%	98.3%	92.7%	98.5%	95.0%
Adjusted operating income interest coverage(3)(4)				9.4x				12.0x
Adjusted operating income interest and preferred share dividend coverage(3)(5)				8.3x				9.9x

	First nine months
	2024				2023
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	799.9	2,011.3	319.5	3,130.7	711.4	2,113.3	229.9	3,054.6
Other insurance operating expenses	(235.5)	(308.9)	(201.6)	(746.0)	(208.4)	(248.6)	(118.3)	(575.3)
Discounting of losses and ceded losses on claims incurred in the period	(288.3)	(885.8)	(93.8)	(1,267.9)	(295.3)	(1,065.4)	(59.2)	(1,419.9)
Changes in the risk adjustment and other	8.4	(28.1)	36.0	16.3	(4.0)	(112.3)	(0.2)	(116.5)
Underwriting profit	284.5	788.5	60.1	1,133.1	203.7	687.0	52.2	942.9
Interest and dividends	387.9	945.5	258.4	1,591.8	319.1	728.2	125.3	1,172.6
Share of profit of associates	99.6	316.3	92.5	508.4	142.8	370.2	95.2	608.2
Adjusted operating income	772.0	2,050.3	411.0	3,233.3	665.6	1,785.4	272.7	2,723.7

Combined ratios, discounted(1)	85.7%	79.0%	90.1%	83.0%	85.9%	77.7%	85.9%	81.1%
Combined ratios, undiscounted(2)	94.6%	92.2%	97.9%	93.8%	95.8%	93.2%	96.8%	94.3%
Adjusted operating income interest coverage(3)(4)				9.5x				11.1x
Adjusted operating income interest and preferred share dividend coverage(3)(5)				8.3x				9.2x
(1)    A performance measure of underwriting results under IFRS 17, calculated as the sum of insurance service expenses and recoveries of insurance service expenses divided by the sum of insurance revenue less cost of reinsurance.
(2)    A traditional performance measure of underwriting results within the property and casualty industry.
(3)    Ratios used by the company to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company.
(4)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies.
(5)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

•The insurance service result of the property and casualty insurance and reinsurance operations increased from $932.6 in the third quarter of 2023 to $1,039.9 in the third quarter of 2024, primarily reflecting increased net favourable prior year reserve development, excluding Gulf Insurance, of $65.8 (2023 - $55.9) and increased business volumes (net insurance revenue increased by 13.3%), principally at the International Insurers and Reinsurers reporting segment (following the consolidation of Gulf Insurance) and the North American Insurers reporting segment. The increase in the insurance service result in the third quarter of 2024 was partially offset by increased current period catastrophe losses of $434.5 or 6.8 combined ratio points on an undiscounted basis (2023 - $388.7 or 6.7 combined ratio points), primarily within the Global Insurers and Reinsurers reporting segment, and by increased underwriting expenses.
•The insurance service result of the property and casualty insurance and reinsurance operations increased from $3,054.6 in the first nine months of 2023 to $3,130.7 in the first nine months of 2024, primarily reflecting increased business volumes (net insurance revenue increased by 13.8%), principally at the International Insurers and Reinsurers reporting segment (following the consolidation of Gulf Insurance) and the North American Insurers reporting segment, increased net favourable prior year reserve development, excluding Gulf Insurance, of $204.5 (2023 - $157.9) and decreased current period catastrophe losses of $700.1 or 3.8 combined ratio points on an undiscounted basis (2023 - $715.4 or 4.3 combined ratio points), primarily within the Global Insurers and Reinsurers reporting segment. The increase in the insurance service result was partially offset by a decreased benefit from discounting losses and ceded losses on claims due to decreased average discount rates in the period (primarily within the Global Insurers and Reinsurers reporting segment) resulting in increased losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings.
•Adjusted operating income of the property and casualty insurance and reinsurance operations increased by 17.5% and 18.7% to $1,136.8 and $3,233.3 in the third quarter and first nine months of 2024 from $967.2 and $2,723.7 in the third quarter and first nine months of 2023, primarily reflecting increased interest and dividend income, principally due to a general increase in sovereign bond yields during 2023 and the first half of 2024, net purchases of U.S. treasury and Canadian government bonds during 2023 and net purchases of first mortgage loans, other government and corporate and other bonds during 2023 and the first nine months of 2024, and improved underwriting profit, partially offset by decreased share of profit of associates.
•The consolidated undiscounted combined ratios of the property and casualty insurance and reinsurance operations were 93.9% and 93.8%, producing underwriting profit of $389.7 and $1,133.1 in the third quarter and first nine months of 2024, compared to undiscounted combined ratios of 95.0% and 94.3% and underwriting profit of $291.6 and $942.9 in the third quarter and first nine months of 2023, primarily reflecting the same factors as noted above for the insurance service result, except for the reduced benefit from discounting losses and ceded losses on claims. Additionally, the increase in underwriting profitability also reflected net favourable prior year reserve development at Gulf Insurance of $64.7 and $87.7 in the third quarter and first nine months of 2024 which was included within underwriting profit but not immediately recognized in the insurance service result within the consolidated statement of earnings as a result of accounting for acquired contracts under IFRS 17. The continued strong underwriting performance by reporting segment was as follows:

	Third quarter
	2024				2023
	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit (loss)
North American Insurers
Northbridge	644.5	541.2	94.0%	33.8	613.2	519.8	88.7%	60.2
Crum & Forster	1,626.5	1,254.1	95.7%	46.9	1,442.6	1,124.7	104.8%	(45.8)
Zenith National	155.3	159.8	96.6%	6.4	157.1	162.8	92.8%	13.6
	2,426.3	1,955.1	95.3%	87.1	2,212.9	1,807.3	98.3%	28.0
Global Insurers and Reinsurers
Allied World	1,671.8	1,127.9	88.5%	145.5	1,623.2	1,105.0	89.3%	125.8
Odyssey Group	1,546.2	1,512.8	93.8%	95.0	1,621.9	1,566.2	94.7%	82.8
Brit	888.8	802.9	94.2%	47.4	923.5	780.6	94.0%	46.2
	4,106.8	3,443.6	92.0%	287.9	4,168.6	3,451.8	92.7%	254.8
International Insurers and Reinsurers	1,704.8	1,021.7	98.5%	14.7	848.1	578.8	98.5%	8.8
Property and casualty insurance and reinsurance	8,237.9	6,420.4	93.9%	389.7	7,229.6	5,837.9	95.0%	291.6

	First nine months
	2024				2023
	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit
North American Insurers
Northbridge	1,897.8	1,673.8	91.2%	142.7	1,818.5	1,588.4	90.9%	136.0
Crum & Forster	4,343.3	3,289.6	95.8%	131.7	3,921.4	2,965.0	98.3%	46.7
Zenith National	575.0	582.9	98.2%	10.1	589.2	601.6	96.2%	21.0
	6,816.1	5,546.3	94.6%	284.5	6,329.1	5,155.0	95.8%	203.7
Global Insurers and Reinsurers
Allied World	5,697.4	4,119.8	91.0%	330.0	5,379.0	3,878.7	90.6%	318.5
Odyssey Group	4,683.4	4,434.8	93.2%	290.4	5,018.0	4,578.1	95.1%	219.5
Brit	2,843.8	2,369.1	92.3%	168.1	2,932.4	2,296.0	93.2%	149.0
	13,224.6	10,923.7	92.2%	788.5	13,329.4	10,752.8	93.2%	687.0
International Insurers and Reinsurers	5,046.8	3,041.3	97.9%	60.1	2,652.5	1,683.9	96.8%	52.2
Property and casualty insurance and reinsurance	25,087.5	19,511.3	93.8%	1,133.1	22,311.0	17,591.7	94.3%	942.9
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 10.0% and 10.9% to $6,420.4 and $19,511.3 in the third quarter and first nine months of 2024 from $5,837.9 and $17,591.7 in the third quarter and first nine months of 2023, while gross premiums written increased by 13.9% and 12.4%, principally reflecting increases in the International Insurers and Reinsurers reporting segment following the consolidation of Gulf Insurance on December 26, 2023 that contributed $420.5 and $1,278.3 to net premiums written and $778.4 and $2,243.8 to gross premiums written in the third quarter and first nine months of 2024. The growth in net premiums written also reflected increased premium volume in the North American Insurers reporting segment from continued modest rate increases across many lines of business in the third quarter and first nine months of 2024 and increased net premiums written in the Global Insurers and Reinsurers reporting segment in the first nine months of 2024, primarily reflecting increased premium volume at Allied World and increased average retention at Brit (principally related to increased retention in higher margin business), partially offset by decreased net premiums written at Odyssey Group. The impact of the decrease in gross premiums written at Odyssey Group in the first nine months of 2024 was partially offset by increased average retention (resulting from decreases in U.S. crop insurance which had a higher average cession rate). The growth in gross premiums written in the third quarter and first nine months of 2024 also included growth in the North American Insurers reporting segment, partially offset by decreases in gross premiums written in the Global Insurers and Reinsurers reporting segment.
•Current period catastrophe losses on an undiscounted basis in the third quarter and first nine months of 2024 were $434.5 and $700.1 or 6.8 and 3.8 combined ratio points, primarily reflecting attritional catastrophe losses, Canadian catastrophe losses (comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire) and Hurricane Helene, principally in the company's Global Insurers and Reinsurers reporting segment, compared to $388.7 and $715.4 or 6.7 and 4.3 combined ratio points in the third quarter and first nine months of 2023 which primarily reflected exposure to attritional catastrophe losses, the Hawaii wildfires and the earthquake in Turkey.
Effects of discounting and risk adjustment recognized in the consolidated statement of earnings
•The total effects of discounting and risk adjustment recognized in the consolidated statement of earnings were comprised as follows:

	Third quarter		First nine months
	2024	2023	2024	2023
Net finance income (expense) from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings:
Net finance expense from insurance contracts	(1,449.2)	(22.7)	(2,015.9)	(833.8)
Net finance income from reinsurance contract assets held	336.6	14.8	532.6	238.5
Net finance expense from insurance contracts and reinsurance contract assets held	(1,112.6)	(7.9)	(1,483.3)	(595.3)
Effects of discounting for future periods and risk adjustment and other recognized in insurance service result:
Discounting of losses and ceded losses on claims incurred in the period	388.9	387.3	1,250.4	1,420.5
Changes in the risk adjustment and other	(8.1)	79.6	3.6	165.4
Effects included in insurance service result	380.8	466.9	1,254.0	1,585.9
Total pre-tax net benefit (cost) in the consolidated statement of earnings	(731.8)	459.0	(229.3)	990.6

During the third quarter and first nine months of 2024 the company recorded a total pre-tax net cost of $731.8 and $229.3, principally related to net finance expense from insurance contracts and reinsurance contract assets held of $1,112.6 and $1,483.3, partially offset by the net benefit of discounting losses and ceded losses on claims of $388.9 and $1,250.4 (recognized in the insurance service result as a reduction to losses and ceded losses on claims). The net finance expense during the third quarter and first nine months of 2024 of $1,112.6 and $1,483.3 consisted of interest accretion resulting from the unwinding of the effects of discounting as claims progress toward settlement of $347.7 and $1,072.1 and the effects of decreases in discount rates during the period on prior years' net losses on claims of $764.9 and $411.2 in the third quarter and first nine months of 2024.

During the third quarter and first nine months of 2023 the company recorded a total pre-tax net benefit of $459.0 and $990.6, principally related to the net benefit of discounting losses and ceded losses on claims of $387.3 and $1,420.5 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held of $7.9 and $595.3. The net finance expense during the third quarter of 2023 of $7.9 consisted of interest accretion resulting from unwinding the effects from discounting associated with net claim payments made during the period of $369.4, partially offset by the effect of increases in discount rates during the same period of $361.5. The net finance expense during the first nine months of 2023 of $595.3 consisted of interest accretion resulting from the unwinding of the effects of discounting associated with net claim payments made during the period of $1,047.6, partially offset by the effect of increases in discount rates during the same period of $452.3.
•Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and net liability for incurred claims for insurance contracts. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company's net earnings is mitigated. The cost of the effect of decreases in discount rates on prior years' net losses on claims of $764.9 and $411.2 in the third quarter and first nine months of 2024 partially offset net gains recorded on the company’s bond portfolio of $828.6 and $319.0 as discussed below under Investment Performance.
•The table that follows presents the company's total effects of discounting and risk adjustment and the net gains on bonds for the three and nine months ended September 30, 2024 and 2023, set out in a format the company believes assists in understanding the company's net exposure to interest rate risk.

	Third quarter		First nine months
	2024	2023	2024	2023
Discounting of losses and ceded losses on claims incurred in the period, and changes in the risk adjustment and other (recognized in insurance service result)	380.8	466.9	1,254.0	1,585.9
Interest accreted to insurance and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(347.7)	(369.4)	(1,072.1)	(1,047.6)
	33.1	97.5	181.9	538.3

Effect of changes in discount rates on total bonds (recognized in net gains on investments)	828.6	(196.7)	319.0	(283.0)
Effect of changes in interest rates on insurance contracts and reinsurance contracts held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(764.9)	361.5	(411.2)	452.3
Net benefit (loss) from changes in discount rates in consolidated statement of earnings	63.7	164.8	(92.2)	169.3
Total pre-tax net benefit in the consolidated statement of earnings	96.8	262.3	89.7	707.6
•Refer to note 8 (Insurance Contract Liabilities) to the interim consolidated financial statements for the three and nine months ended September 30, 2024 for details of the discount rates applied to losses and ceded losses on claims incurred in the period.
Investment Performance
Interest and dividends
•Consolidated interest and dividends of $609.9 and $1,813.7 in the third quarter and first nine months of 2024 increased from $512.7 and $1,359.6 in the third quarter and first nine months of 2023, with higher interest income earned principally due to a general increase in sovereign bond yields during 2023 and the first half of 2024, net purchases of Canadian government bonds during 2023 and net purchases of U.S. treasury bonds, first mortgage loans, other government and corporate and other bonds during 2023 and the first nine months of 2024.
•At September 30, 2024 the company's insurance and reinsurance companies held portfolio investments of $65.3 billion (excluding Fairfax India's portfolio of $2.1 billion), of which approximately $8.0 billion was in cash and short term investments, representing 12.3% of those portfolio investments.
•The company's fixed income portfolio is conservatively positioned with effectively 71% of the fixed income portfolio invested in government bonds and 19% in high quality corporate bonds, primarily short-dated.
Share of profit of associates
•Consolidated share of profit of associates of $260.2 in the third quarter of 2024 principally reflected share of profit of $138.3 from Eurobank and $61.7 from Poseidon.
•Consolidated share of profit of associates of $609.3 in the first nine months of 2024 principally reflected share of profit of $343.7 from Eurobank, $163.0 from Poseidon and $52.3 from Peak Achievement (principally reflecting its sale of Rawlings Sporting Goods), partially offset by share of loss of $60.1 from Sanmar Chemicals Group.
•On July 15, 2024 Cleveland-Cliffs Inc. ("Cliffs") entered into a definitive agreement with Stelco to acquire all outstanding common shares of Stelco for consideration of Cdn$70.00 per share (consisting of Cdn$60.00 cash and Cdn$10.00 in Cliffs common stock), which received shareholder approval on September 16, 2024. Subsequent to September 30, 2024, Stelco received final regulatory approvals and expects the transaction to close on November 1, 2024. Accordingly, on July 15, 2024 the company measured its investment in Stelco as held for sale and ceased applying the equity method of accounting. The company's current estimated pre-tax gain on sale of its holdings of approximately 13 million Stelco common shares is approximately Cdn$495 ($366), calculated as the excess of consideration of approximately Cdn$881 ($652 or $50 per common share) over the carrying value of the investment in associate at September 30, 2024 of approximately Cdn$387 ($286.2).
•On July 31, 2024 Eurobank paid a dividend of $370.1 (€342.0). The company’s share of that dividend was $127.9 (€118.2), which was recorded in the company's consolidated financial reporting in the third quarter of 2024 as a reduction of Eurobank's carrying value under the equity method of accounting.
•Refer to note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2024 for details of transactions related to associates.

Net gains (losses) on investments
•Net gains on investments of $1,287.3 and $1,470.4 in the third quarter and first nine months of 2024 consisted of the following:

	Third quarter			First nine months
	2024			2024
	Net realized gains (losses)	Net change in unrealized gains	Net gains on investments	Net realized gains (losses)	Net change in unrealized gains	Net gains on investments
Equity exposures	(58.5)	381.4	322.9	649.9	325.5	975.4
Bonds	40.9	787.7	828.6	35.8	283.2	319.0
Other	(161.9)	297.7	135.8	(144.9)	320.9	176.0
	(179.5)	1,466.8	1,287.3	540.8	929.6	1,470.4

•Net gains on equity exposures of $322.9 and $975.4 in the third quarter and first nine months of 2024 were primarily comprised of net gains of $229.5 and $691.6 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares.
•Net gains on bonds of $828.6 and $319.0 in the third quarter and first nine months of 2024 were principally comprised of net gains on U.S. treasuries of $502.5 and $159.2 and corporate and other bonds of $162.6 and $98.5. The net gains on bonds were partially offset by the cost of the effect of decreases in discount rates on prior years' net losses on claims of $764.9 and $411.2 in the third quarter and first nine months of 2024 as discussed above.
•On May 23, 2024 Digit Insurance, the general insurance subsidiary of the company's investment in associate Digit, completed an initial public offering comprised of an issuance of new equity and an offer for sale of existing equity shares held by Digit and other shareholders, which valued Digit Insurance at approximately $3 billion (249.5 billion Indian rupees or 272 Indian rupees per common share). As a result of the initial public offering and the increase in the fair value of the company's investment in Digit compulsory convertible preferred shares at September 30, 2024, the company recorded a total pre-tax benefit of $333.9 related to its investment in Digit. The pre-tax gain to common shareholders' equity was comprised of (i) a gain of $106.3 recorded in net changes in capitalization in the consolidated statement of changes in equity on the company's 49.0% equity interest in Digit (related to Digit's equity interest in Digit Insurance decreasing from 83.3% to 73.6%, resulting in the recognition of a dilution gain for the excess of fair value over the carrying value of Digit Insurance on the offer for sale and a dilution gain on new equity issuance from the initial public offering), and (ii) net gains on investments in the consolidated statement of earnings of $184.0 and $227.6 in the third quarter and first nine months of 2024 on the company's holdings of Digit compulsory convertible preferred shares (presented as net gains on other in the table above). Digit Insurance's common shares are now traded on the BSE and NSE in India and closed at 373.10 Indian rupees per common share on September 30, 2024.
Non-insurance companies
Operating income
•Excluding the impact of Fairfax India's performance fees to Fairfax (an accrual of nil and $20.4 in the third quarter of 2024 and 2023), operating income of the non-insurance companies decreased to $48.8 in the third quarter of 2024 from $146.3 in the third quarter of 2023, primarily reflecting lower margins at AGT, lower business volume at Boat Rocker and lower share of profit of associates at Fairfax India.
•Excluding the impact of Fairfax India's performance fees to Fairfax (an accrual of nil and $41.5 in the first nine months of 2024 and 2023), operating income of the non-insurance companies decreased to $91.3 in the first nine months of 2024 from $203.7 in the first nine months of 2023, primarily reflecting lower operating income at Fairfax India driven by share of loss of associates in 2024 compared to share of profit of associates in 2023, partially offset by higher business volume at Thomas Cook India.
Acquisitions and divestitures
•On September 30, 2024 it was announced the company will, through its insurance and reinsurance subsidiaries, increase its investment in Peak Achievement Athletics Inc. ("Peak Achievement") to a controlling interest by acquiring the 42.6% equity interest owned by Sagard Holdings Inc. The company currently applies the equity method of accounting to its investment in Peak Achievement and expects to consolidate Peak Achievement in its Non-insurance companies reporting segment upon closing, which is anticipated to occur in the fourth quarter of 2024, subject to customary closing conditions. Peak Achievement is engaged in the design, manufacture and distribution of performance sports equipment and related apparel and accessories for ice hockey, roller hockey, and lacrosse, under brands such as Bauer Hockey, Cascade Lacrosse and Maverik Lacrosse.
•Subsequent to September 30, 2024, on October 1, 2024 the company, through its insurance and reinsurance subsidiaries, acquired all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. ("Sleep Country") for purchase consideration of $880.6 (Cdn$1.2 billion) or Cdn$35.00 per common share. The total purchase consideration was comprised of cash of $562.7 (Cdn$759.9) and new non-recourse borrowings of $317.9 (Cdn$429.2) by a newly formed purchasing entity, which amalgamated with Sleep Country upon close. The company will commence consolidating Sleep Country in its Non-insurance companies reporting segment in the fourth quarter of 2024. Sleep Country is a specialty sleep retailer with a national retail store network and multiple e-commerce platforms.
Financial Condition
•Maintaining an emphasis on financial soundness, the company held $2,046.4 of cash and investments at the holding company at September 30, 2024 (December 31, 2023 - $1,781.6), with its $2.0 billion unsecured revolving credit facility undrawn, and the holding company also owns additional investments in associates and consolidated non-insurance companies with a fair value of approximately $2.1 billion. Holding company cash and investments, as previously described, supports the company's decentralized structure and enables the company to deploy capital efficiently to its insurance and reinsurance companies.
•At September 30, 2024 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $1,921.4 compared to $1,006.0 at December 31, 2023. The pre-tax excess of $1,921.4 is not reflected in the company’s book value per share, but is regularly reviewed by management as an indicator of investment performance. Refer to the Financial Condition section of this MD&A, under the heading "Book Value Per Basic Share", for details.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 24.2% at September 30, 2024 compared to 23.1% at December 31, 2023, primarily reflecting increased total debt, partially offset by increased shareholder's equity, principally from the net earnings in 2024, reduced by purchases of 1,012,906 subordinate voting shares for cancellation.
◦On January 12, 2024 the company completed a re-opening of its offering of $400.0 principal amount of 6.00% unsecured senior notes due December 7, 2033 ("2033 notes"), completed on December 7, 2023, for $200.0 principal amount for net proceeds, excluding accrued interest, of $200.2.
◦On January 29, 2024 the company used a portion of the net proceeds from the offering of the 2033 notes to redeem its remaining $279.3 principal amount of 4.875% unsecured senior notes due August 2024 for cash consideration of $285.6, including accrued interest.
◦On March 15, 2024, the company used the remainder of the net proceeds from the offering of the 2033 notes to redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 2025 for cash consideration of Cdn$349.1, including accrued interest. Upon completing the redemptions of the August 2024 and March 2025 unsecured senior notes, the company has no significant holding company debt maturities until 2026.
◦On March 22, 2024 the company completed an offering of $1.0 billion principal amount of 6.350% unsecured senior notes due 2054 for net proceeds of $988.1.
◦On June 24, 2024 the company completed an offering of $600.0 principal amount of 6.10% unsecured senior notes due March 15, 2055 ("2055 notes") for net proceeds of $591.7 and a second re-opening of its 2033 notes (comprising the initial offering of $400.0 principal amount on December 7, 2023 and the first re-opening of $200.0 principal amount on January 12, 2024), for $150.0 principal amount for net proceeds, excluding accrued interest, of $152.9.
◦On July 19, 2024, pursuant to an agreement and in exchange for cash received from the holding company of $596.6, including accrued interest, Allied World became the primary co-obligor of the 2055 notes. The 2055 notes are the joint and several obligations of the company and Allied World, with Allied World being the primary co-obligor and at first instance liable for the 2055 notes. On July 24, 2024 Allied World used the majority of those proceeds to redeem its outstanding $500.0 principal amount of 4.35% senior notes due October 29, 2025 for cash consideration of $505.1, including accrued interest.
•Common shareholders’ equity increased by $1,105.3 to $22,720.3 at September 30, 2024 from $21,615.0 at December 31, 2023, primarily reflecting:
◦net earnings attributable to shareholders of Fairfax of $2,722.7, partially offset by
◦purchases of 1,012,906 subordinate voting shares for cancellation for cash consideration of $1,127.1, or $1,112.72 per share, and
◦payments of common and preferred share dividends of $400.2.
•Book value per basic share was $1,033.18 at September 30, 2024 compared to $939.65 at December 31, 2023, representing an increase per basic share in the first nine months of 2024 of 10.0% (an increase of 11.7% adjusted to include the $15.00 per common share dividend paid in the first quarter of 2024). At September 30, 2024 there were 21,990,603 common shares effectively outstanding.

Sources of Income
Income as presented in the interim consolidated financial statements for the third quarter and first nine months of 2024 and 2023 was comprised as follows:

	Third quarter		First nine months
	2024	2023	2024	2023
Insurance revenue:
North American Insurers	2,309.7	2,072.5	6,553.0	5,958.9
Global Insurers and Reinsurers	4,134.5	4,116.6	11,523.2	11,606.0
International Insurers and Reinsurers	1,649.0	880.8	5,108.3	2,373.0
Property and Casualty Insurance and Reinsurance	8,093.2	7,069.9	23,184.5	19,937.9
Life insurance and Run-off	46.4	29.0	135.4	95.1
Consolidated insurance revenue	8,139.6	7,098.9	23,319.9	20,033.0
Interest and dividends	609.9	512.7	1,813.7	1,359.6
Share of profit of associates	260.2	291.5	609.3	894.5
Net gains on investments	1,287.3	56.0	1,470.4	485.1
Non-insurance revenue	1,620.4	1,744.5	4,672.7	4,862.5
Total income	11,917.4	9,703.6	31,886.0	27,634.7
Income of $11,917.4 in the third quarter of 2024 increased from $9,703.6 in the third quarter of 2023 principally reflecting increased net gains on investments, growth in insurance revenue and increased interest and dividends, partially offset by decreased non-insurance revenue and decreased share of profit of associates.
Income of $31,886.0 in the first nine months of 2024 increased from $27,634.7 in the first nine months of 2023 principally as a result of growth in insurance revenue, increased net gains on investments and higher interest and dividends, partially offset by decreased share of profit of associates and decreased non-insurance revenue.
The increase in insurance revenue during the third quarter and first nine months of 2024 of $1,040.7 and $3,286.9 or 14.7% and 16.4% principally reflected the consolidation of Gulf Insurance on December 26, 2023, which contributed $811.7 and $2,637.6 in the third quarter and first nine months of 2024 to the company's property and casualty insurance and reinsurance insurance revenue, inclusive of the effects of accounting for acquired insurance contracts that are discussed further in the International Insurers and Reinsurers section of this MD&A. The increase in insurance revenue during the third quarter and first nine months of 2024 also reflected increased premium volume in the North American Insurers reporting segment from continued modest rate increases across many lines of business. The increase in insurance revenue in the first nine months of 2024 also reflected increased business volumes at the International Insurers and Reinsurers reporting segment, excluding Gulf Insurance, and was partially offset by decreased premium volumes in the Global Insurers and Reinsurers reporting segment. Refer to Components of Net Earnings in this MD&A for details by reporting segment.
An analysis of interest and dividends, share of profit of associates and net gains on investments for the third quarters and first nine months of 2024 and 2023 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.
An analysis of non-insurance revenue for the third quarters and first nine months of 2024 and 2023 is provided in the Underwriting and Operating Income section of this MD&A, under the heading "Non-insurance companies".

Sources of Net Earnings
The table below presents the sources of the company's net earnings for the three and nine months ended September 30, 2024 and 2023 using amounts presented in note 16 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2024, set out in a format the company believes assists in understanding the composition and management of the company. The table shows separately the discounted and undiscounted combined ratios and insurance service result for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income as presented for the Property and Casualty Insurance and Reinsurance reporting segments, Life insurance and Run-off and non-insurance companies includes interest and dividends and share of profit of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Also excluded from operating income is net finance expense from insurance contracts and reinsurance contract assets held which represents the effects of the time value of money.

	Third quarter		First nine months
	2024	2023	2024	2023
Combined ratios, discounted - Property and Casualty Insurance and Reinsurance
North American Insurers	88.9%	89.4%	85.7%	85.9%
Global Insurers and Reinsurers	79.8%	80.0%	79.0%	77.7%
International Insurers and Reinsurers	88.0%	86.9%	90.1%	85.9%
Consolidated	83.9%	83.6%	83.0%	81.1%

Combined ratios, undiscounted - Property and Casualty Insurance and Reinsurance
North American Insurers	95.3%	98.3%	94.6%	95.8%
Global Insurers and Reinsurers	92.0%	92.7%	92.2%	93.2%
International Insurers and Reinsurers	98.5%	98.5%	97.9%	96.8%
Consolidated	93.9%	95.0%	93.8%	94.3%

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	216.2	186.4	799.9	711.4
Global Insurers and Reinsurers	698.2	667.6	2,011.3	2,113.3
International Insurers and Reinsurers	125.5	78.6	319.5	229.9
Insurance service result	1,039.9	932.6	3,130.7	3,054.6
Other insurance operating expenses	(270.7)	(183.8)	(746.0)	(575.3)
Interest and dividends	544.2	453.7	1,591.8	1,172.6
Share of profit of associates	202.9	221.9	508.4	608.2
Operating income - Property and Casualty Insurance and Reinsurance	1,516.3	1,424.4	4,484.9	4,260.1
Operating income - Life insurance and Run-off	1.2	33.0	16.7	42.7
Operating income - Non-insurance companies	48.8	125.9	91.3	162.2
Net finance expense from insurance contracts and reinsurance contract assets held	(1,112.6)	(7.9)	(1,483.3)	(595.3)
Net gains on investments	1,287.3	56.0	1,470.4	485.1
Gain on sale of insurance subsidiary	—	—	—	259.1
Interest expense	(164.4)	(124.8)	(476.3)	(379.5)
Corporate overhead and other	(82.6)	(15.3)	(142.4)	(29.4)
Earnings before income taxes	1,494.0	1,491.3	3,961.3	4,205.0
Provision for income taxes	(374.5)	(304.3)	(1,016.3)	(784.9)
Net earnings	1,119.5	1,187.0	2,945.0	3,420.1

Attributable to:
Shareholders of Fairfax	1,030.8	1,068.9	2,722.7	3,053.3
Non-controlling interests	88.7	118.1	222.3	366.8
	1,119.5	1,187.0	2,945.0	3,420.1

Net earnings per share	$46.04	$45.62	$119.24	$129.91
Net earnings per diluted share	$42.62	$42.26	$110.41	$120.43
Cash dividends paid per share	$—	$—	$15.00	$10.00

The discussion that follows makes reference to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. For a reconciliation of insurance service result to underwriting profit for the property and casualty insurance and reinsurance operations, see the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Underwriting Performance".

The increase in the insurance service result of the property and casualty insurance and reinsurance operations in the third quarter and first nine months of 2024 of $107.3 and $76.1 or 11.5% and 2.5% was principally attributable to increases at the International Insurers and Reinsurers reporting segment following the consolidation of Gulf Insurance and increases at Eurolife General, Group Re and at Fairfax Asia, increased net favourable prior year reserve development (shown in the table below), partially offset by the decreased benefit from discounting losses and ceded losses on claims reflecting decreased average discount rates in the period resulting in increased losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings. The increase in the third quarter and first nine months also reflected increases at the North American Insurers reporting segment primarily reflecting continued growth in net insurance revenue and decreased current period catastrophe losses. The increase in the insurance service result in the first nine months of 2024 was partially offset by decreases in the Global Insurers and Reinsurers reporting segment resulting from a decreased benefit from discounting losses and ceded losses on claims reflecting decreased average discount rates in the period resulting in increased losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings, partially offset by decreased current period catastrophe losses (as set out in the table below) and net favourable prior year reserve development compared with net adverse prior year reserve development in the first nine months of 2023.
The company's property and casualty insurance and reinsurance operations produced underwriting profit of $389.7 and $1,133.1 (undiscounted combined ratios of 93.9% and 93.8%) in the third quarter and first nine months of 2024 compared to underwriting profit of $291.6 and $942.9 (undiscounted combined ratios of 95.0% and 94.3%) in the third quarter and first nine months of 2023, primarily reflecting the same factors as noted above for the insurance service result, except for the reduced benefit from discounting losses and ceded losses on claims. Additionally, the increase in underwriting profitability also reflected net favourable prior year reserve development at Gulf Insurance of $64.7 and $87.7 in the third quarter and first nine months of 2024 which was included within underwriting profit but not immediately recognized in the insurance service result within the consolidated statement of earnings as a result of accounting for acquired contracts under IFRS 17.
The following table presents the components of the company's undiscounted combined ratios, a key performance measure of underwriting profit, for the three and nine months ended September 30, 2024 and 2023:

	Third quarter		First nine months
Property and Casualty Insurance and Reinsurance	2024	2023	2024	2023
Underwriting profit	389.7	291.6	1,133.1	942.9

Losses on claims - accident year	66.2%	66.2%	64.8%	65.4%
Commissions	16.7%	17.1%	16.5%	16.8%
Underwriting expenses	13.0%	12.7%	14.1%	13.1%
Combined ratio, undiscounted - accident year	95.9%	96.0%	95.4%	95.3%
Net favourable reserve development	(2.0)%	(1.0)%	(1.6)%	(1.0)%
Combined ratio, undiscounted - calendar year	93.9%	95.0%	93.8%	94.3%

Net (favourable) adverse prior year reserve development, on an undiscounted basis, for the three and nine months ended September 30, 2024 and 2023 were comprised as follows:

	Third quarter		First nine months
Property and Casualty Insurance and Reinsurance	2024	2023	2024	2023
North American Insurers	(23.2)	(31.3)	(54.1)	(78.4)
Global Insurers and Reinsurers	(14.8)	0.4	(63.9)	5.9
International Insurers and Reinsurers(1)	(92.5)	(25.0)	(174.2)	(85.4)
Net favourable prior year reserve development	(130.5)	(55.9)	(292.2)	(157.9)
(1)    Net favourable prior year reserve development at Gulf Insurance of $64.7 and $87.7 in the third quarter and first nine months of 2024 is not recognized in the consolidated statement of earnings immediately when accounting for acquired contracts under IFRS 17; instead the benefit will be recognized in the period when the net claims were originally expected to be settled as they will be released in net insurance revenue with reduced net claim expenses reflecting the net favourable prior year development. Net favourable prior year reserve development at Gulf Insurance of $64.7 and $87.7 in the third quarter and first nine months of 2024 is included within underwriting profit.

Net favourable prior year reserve development, on an undiscounted basis, of $130.5 and $292.2 in the third quarter and first nine months of 2024 reflected favourable emergence within each of the reporting segments, including favourable development related to workers' compensation and property reserves from the North American Insurers, property catastrophe reserves at Odyssey Group and across various lines of business at most companies in the International Insurers and Reinsurers segment.
Current period catastrophe losses, on an undiscounted basis, for the three and nine months ended September 30, 2024 and 2023 were comprised as follows:

	Third quarter						First nine months
	2024			2023			2024			2023
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Canadian events(2)	132.1	2.1		—	—		132.1	0.7		—	—
Hurricane Helene	105.1	1.6		—	—		105.1	0.6		—	—
Dubai floods	13.2	0.2		—	—		71.3	0.4		—	—
Hawaii wildfires	—	—		180.3	3.1		—	—		180.3	1.1
Turkey earthquake	—	—		10.9	0.2		—	—		111.8	0.7
Other	184.1	2.9		197.5	3.4		391.6	2.1		423.3	2.5
Total catastrophe losses	434.5	6.8	points	388.7	6.7	points	700.1	3.8	points	715.4	4.3	points
(1)    Net of reinstatement premiums.
(2)    Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.
The commission expense ratio decreased to 16.7% and 16.5% in the third quarter and first nine months of 2024 from 17.1% and 16.8% in the third quarter and first nine months of 2023, principally reflecting decreases in the Global Insurers and Reinsurers reporting segment (primarily reflecting decreased net average commissions at Odyssey Group, partially offset by increased net average commissions at Allied World, principally due to changes in the mix of business written) and the International Insurers and Reinsurers reporting segment (primarily reflecting the consolidation of Gulf Insurance which has lower average commissions), partially offset by increases in the North American Insurers reporting segment (primarily reflecting increased commission expenses due to changes in the mix of business written and increased profit sharing at Crum & Forster).
The underwriting expense ratio increased to 14.1% in the first nine months of 2024 from 13.1% in the first nine months of 2023, principally reflecting increases in the underwriting expense ratios at the Global Insurers and Reinsurers reporting segment (primarily reflecting increased personnel and technology costs at Odyssey Group to support their strategic initiatives and the effects on the underwriting expense ratio of reduced net premiums earned at Odyssey Group) and the International Insurers and Reinsurers reporting segment (primarily reflecting increases at Bryte and Fairfax Asia).
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the three and nine months ended September 30, 2024 and 2023 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.
An analysis of net finance expense from insurance contracts and reinsurance contract assets held for the three and nine months ended September 30, 2024 and 2023 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A.
Net earnings attributable to shareholders of Fairfax was $1,030.8 (net earnings of $46.04 per basic share and $42.62 per diluted share) in the third quarter of 2024 and $2,722.7 (net earnings of $119.24 per basic share and $110.41 per diluted share) in the first nine months of 2024 compared to net earnings of $1,068.9 (net earnings of $45.62 per basic share and $42.26 per diluted share) in the third quarter of 2023 and $3,053.3 (net earnings of $129.91 per basic share and $120.43 per diluted share) in the first nine months of 2023. The decrease in profitability in the third quarter and first nine months of 2024 compared to the third quarter and first nine months of 2023 principally reflected increased net finance expense from insurance contracts and reinsurance contract assets held, increased other insurance operating expenses, decreased operating income from non-insurance companies and increased provision for income taxes, partially offset by increased net gains on investments, increased insurance service result, and increased interest and dividends. The decline in profitability in the first nine months of 2024 compared to the first nine months of 2023 also reflected a gain on sale of Ambridge by Brit in the comparative period.

Net Earnings by Reporting Segment
The company's sources of net earnings shown by reporting segment are set out below for the three and nine months ended September 30, 2024 and 2023. In the Elimination and adjustments column there are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other category.
Quarter ended September 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non - insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	2,309.7	4,134.5	1,649.0	8,093.2	46.4	—	—	—	8,139.6
Intercompany	10.8	48.5	49.0	108.3	10.4	—	—	(118.7)	—
Insurance revenue	2,320.5	4,183.0	1,698.0	8,201.5	56.8	—	—	(118.7)	8,139.6
Insurance service expenses	(2,059.5)	(3,216.9)	(1,410.1)	(6,686.5)	(48.0)	—	—	101.1	(6,633.4)
Net insurance result	261.0	966.1	287.9	1,515.0	8.8	—	—	(17.6)	1,506.2
Cost of reinsurance	(365.3)	(733.8)	(651.1)	(1,750.2)	(4.5)	—	—	118.7	(1,636.0)
Recoveries of insurance service expenses	320.5	465.9	488.7	1,275.1	4.7	—	—	(101.0)	1,178.8
Net reinsurance result	(44.8)	(267.9)	(162.4)	(475.1)	0.2	—	—	17.7	(457.2)
Insurance service result	216.2	698.2	125.5	1,039.9	9.0	—	—	0.1	1,049.0
Other insurance operating expenses	(78.7)	(115.6)	(76.4)	(270.7)	(55.1)	—	—	—	(325.8)
	137.5	582.6	49.1	769.2	(46.1)	—	—	0.1	723.2
Interest and dividends	132.7	326.9	84.6	544.2	29.1	(2.0)	(7.5)	46.1	609.9
Share of profit of associates	41.1	135.6	26.2	202.9	18.2	12.8	26.3	—	260.2
Other:
Non-insurance revenue	—	—	—	—	—	1,620.4	—	—	1,620.4
Non-insurance expenses	—	—	—	—	—	(1,582.4)	—	—	(1,582.4)
Operating income	311.3	1,045.1	159.9	1,516.3	1.2	48.8	18.8	46.2	1,631.3
Net finance expense from insurance contracts and reinsurance contract assets held	(266.9)	(728.6)	(36.3)	(1,031.8)	(80.8)	—	—	—	(1,112.6)
Net gains (losses) on investments	187.0	517.5	288.9	993.4	85.0	(36.8)	245.7	—	1,287.3
Interest expense	(1.6)	(14.9)	(6.6)	(23.1)	(1.7)	(40.0)	(99.6)	—	(164.4)
Corporate overhead and other	(13.3)	(23.1)	(66.1)	(102.5)	(0.2)	—	1.4	(46.3)	(147.6)
Pre-tax income (loss)	216.5	796.0	339.8	1,352.3	3.5	(28.0)	166.3	(0.1)	1,494.0
Provision for income taxes									(374.5)
Net earnings									1,119.5

Attributable to:
Shareholders of Fairfax									1,030.8
Non-controlling interests									88.7
									1,119.5

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,408.1	2,694.5	1,159.3	5,261.9
Prior year reserve development and release of risk adjustment on prior year claims	18.4	(240.2)	(61.2)	(283.0)
Losses on claims - calendar year	1,426.5	2,454.3	1,098.1	4,978.9
Commissions	422.4	497.2	171.1	1,090.7
Other underwriting expenses	210.6	265.4	140.9	616.9
Insurance service expenses	2,059.5	3,216.9	1,410.1	6,686.5

Quarter ended September 30, 2023

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	2,072.5	4,116.6	880.8	7,069.9	29.0	—	—	—	7,098.9
Intercompany	18.2	21.2	51.6	91.0	0.3	—	—	(91.3)	—
Insurance revenue	2,090.7	4,137.8	932.4	7,160.9	29.3	—	—	(91.3)	7,098.9
Insurance service expenses	(1,841.5)	(3,253.5)	(665.2)	(5,760.2)	(16.4)	—	—	72.1	(5,704.5)
Net insurance result	249.2	884.3	267.2	1,400.7	12.9	—	—	(19.2)	1,394.4
Cost of reinsurance	(332.3)	(799.0)	(334.2)	(1,465.5)	(0.2)	—	—	91.3	(1,374.4)
Recoveries of insurance service expenses	269.5	582.3	145.6	997.4	(2.9)	—	—	(72.0)	922.5
Net reinsurance result	(62.8)	(216.7)	(188.6)	(468.1)	(3.1)	—	—	19.3	(451.9)
Insurance service result	186.4	667.6	78.6	932.6	9.8	—	—	0.1	942.5
Other insurance operating expenses	(66.2)	(73.3)	(44.3)	(183.8)	(23.5)	—	—	—	(207.3)
	120.2	594.3	34.3	748.8	(13.7)	—	—	0.1	735.2
Interest and dividends	120.8	299.7	33.2	453.7	26.5	(18.8)	(12.4)	63.7	512.7
Share of profit of associates	50.5	143.8	27.6	221.9	20.2	37.3	12.1	—	291.5
Other:
Non-insurance revenue	—	—	—	—	—	1,744.5	—	—	1,744.5
Non-insurance expenses	—	—	—	—	—	(1,637.1)	(3.3)	—	(1,640.4)
Operating income (loss)	291.5	1,037.8	95.1	1,424.4	33.0	125.9	(3.6)	63.8	1,643.5
Net finance income (expense) from insurance contracts and reinsurance contract assets held	6.2	(11.8)	(17.9)	(23.5)	15.6	—	—	—	(7.9)
Net gains (losses) on investments	49.7	(124.9)	15.7	(59.5)	(24.8)	(23.8)	164.1	—	56.0
Interest expense	(1.4)	(12.0)	(1.0)	(14.4)	(4.0)	(40.5)	(65.9)	—	(124.8)
Corporate overhead and other	(10.5)	(19.5)	(3.5)	(33.5)	(0.3)	—	22.1	(63.8)	(75.5)
Pre-tax income	335.5	869.6	88.4	1,293.5	19.5	61.6	116.7	—	1,491.3
Provision for income taxes									(304.3)
Net earnings									1,187.0

Attributable to:
Shareholders of Fairfax									1,068.9
Non-controlling interests									118.1
									1,187.0

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,327.5	2,720.1	459.7	4,507.3
Prior year reserve development and release of risk adjustment on prior year claims	(32.6)	(212.4)	26.7	(218.3)
Losses on claims - calendar year	1,294.9	2,507.7	486.4	4,289.0
Commissions	349.3	497.0	122.0	968.3
Other underwriting expenses	197.3	248.8	56.8	502.9
Insurance service expenses	1,841.5	3,253.5	665.2	5,760.2

Nine months ended September 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non - insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	6,553.0	11,523.2	5,108.3	23,184.5	135.4	—	—	—	23,319.9
Intercompany	32.8	131.9	147.9	312.6	10.4	—	—	(323.0)	—
Insurance revenue	6,585.8	11,655.1	5,256.2	23,497.1	145.8	—	—	(323.0)	23,319.9
Insurance service expenses	(5,687.8)	(9,181.9)	(4,315.9)	(19,185.6)	(168.2)	—	—	321.3	(19,032.5)
Net insurance result	898.0	2,473.2	940.3	4,311.5	(22.4)	—	—	(1.7)	4,287.4
Cost of reinsurance	(978.6)	(2,067.0)	(2,046.5)	(5,092.1)	(13.7)	—	—	323.0	(4,782.8)
Recoveries of insurance service expenses	880.5	1,605.1	1,425.7	3,911.3	14.8	—	—	(320.9)	3,605.2
Net reinsurance result	(98.1)	(461.9)	(620.8)	(1,180.8)	1.1	—	—	2.1	(1,177.6)
Insurance service result	799.9	2,011.3	319.5	3,130.7	(21.3)	—	—	0.4	3,109.8
Other insurance operating expenses	(235.5)	(308.9)	(201.6)	(746.0)	(107.7)	—	—	—	(853.7)
	564.4	1,702.4	117.9	2,384.7	(129.0)	—	—	0.4	2,256.1
Interest and dividends	387.9	945.5	258.4	1,591.8	94.6	(5.7)	(4.5)	137.5	1,813.7
Share of profit (loss) of associates	99.6	316.3	92.5	508.4	51.1	(8.4)	58.2	—	609.3
Other:
Non-insurance revenue	—	—	—	—	—	4,672.7	—	—	4,672.7
Non-insurance expenses	—	—	—	—	—	(4,567.3)	—	—	(4,567.3)
Operating income	1,051.9	2,964.2	468.8	4,484.9	16.7	91.3	53.7	137.9	4,784.5
Net finance expense from insurance contracts and reinsurance contract assets held	(377.4)	(953.2)	(75.8)	(1,406.4)	(76.9)	—	—	—	(1,483.3)
Net gains (losses) on investments	125.6	333.2	391.3	850.1	28.8	(38.3)	629.8	—	1,470.4
Interest expense	(4.5)	(38.1)	(21.1)	(63.7)	(9.6)	(125.3)	(277.8)	0.1	(476.3)
Corporate overhead and other	(32.9)	(70.2)	(84.1)	(187.2)	(1.3)	—	(7.4)	(138.1)	(334.0)
Pre-tax income (loss)	762.7	2,235.9	679.1	3,677.7	(42.3)	(72.3)	398.3	(0.1)	3,961.3
Provision for income taxes									(1,016.3)
Net earnings									2,945.0

Attributable to:
Shareholders of Fairfax									2,722.7
Non-controlling interests									222.3
									2,945.0

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	3,939.7	7,425.6	3,444.9	14,810.2
Prior year reserve development and release of risk adjustment on prior year claims	(20.6)	(413.5)	(131.1)	(565.2)
Losses on claims - calendar year	3,919.1	7,012.1	3,313.8	14,245.0
Commissions	1,158.5	1,385.9	458.9	3,003.3
Other underwriting expenses	610.2	783.9	543.2	1,937.3
Insurance service expenses	5,687.8	9,181.9	4,315.9	19,185.6

Nine months ended September 30, 2023

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	5,958.9	11,606.0	2,373.0	19,937.9	95.1	—	—	—	20,033.0
Intercompany	50.2	89.0	157.3	296.5	14.4	—	—	(310.9)	—
Insurance revenue	6,009.1	11,695.0	2,530.3	20,234.4	109.5	—	—	(310.9)	20,033.0
Insurance service expenses	(5,156.2)	(8,928.5)	(1,945.5)	(16,030.2)	(145.6)	—	—	254.4	(15,921.4)
Net insurance result	852.9	2,766.5	584.8	4,204.2	(36.1)	—	—	(56.5)	4,111.6
Cost of reinsurance	(958.2)	(2,207.3)	(898.3)	(4,063.8)	(3.6)	—	—	310.9	(3,756.5)
Recoveries of insurance service expenses	816.7	1,554.1	543.4	2,914.2	25.5	—	—	(254.0)	2,685.7
Net reinsurance result	(141.5)	(653.2)	(354.9)	(1,149.6)	21.9	—	—	56.9	(1,070.8)
Insurance service result	711.4	2,113.3	229.9	3,054.6	(14.2)	—	—	0.4	3,040.8
Other insurance operating expenses	(208.4)	(248.6)	(118.3)	(575.3)	(83.5)	—	—	—	(658.8)
	503.0	1,864.7	111.6	2,479.3	(97.7)	—	—	0.4	2,382.0
Interest and dividends	319.1	728.2	125.3	1,172.6	77.0	(43.0)	(17.9)	170.9	1,359.6
Share of profit of associates	142.8	370.2	95.2	608.2	63.4	133.7	89.2	—	894.5
Other:
Non-insurance revenue	—	—	—	—	—	4,862.5	—	—	4,862.5
Non-insurance expenses	—	—	—	—	—	(4,791.0)	—	—	(4,791.0)
Operating income	964.9	2,963.1	332.1	4,260.1	42.7	162.2	71.3	171.3	4,707.6
Net finance expense from insurance contracts and reinsurance contract assets held	(123.5)	(382.9)	(55.8)	(562.2)	(33.1)	—	—	—	(595.3)
Net gains (losses) on investments	170.2	(140.2)	124.9	154.9	70.0	7.8	252.4	—	485.1
Gain on sale of insurance subsidiary	—	259.1	—	259.1	—	—	—	—	259.1
Interest expense	(4.5)	(36.5)	(3.0)	(44.0)	(11.9)	(123.6)	(200.1)	0.1	(379.5)
Corporate overhead and other	(39.4)	(61.4)	(9.1)	(109.9)	(1.7)	—	11.0	(171.4)	(272.0)
Pre-tax income	967.7	2,601.2	389.1	3,958.0	66.0	46.4	134.6	—	4,205.0
Provision for income taxes									(784.9)
Net earnings									3,420.1

Attributable to:
Shareholders of Fairfax									3,053.3
Non-controlling interests									366.8
									3,420.1

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	3,723.9	7,596.9	1,400.8	12,721.6
Prior year reserve development and release of risk adjustment on prior year claims	(140.8)	(724.7)	48.1	(817.4)
Losses on claims - calendar year	3,583.1	6,872.2	1,448.9	11,904.2
Commissions	1,001.0	1,352.5	336.0	2,689.5
Other underwriting expenses	572.1	703.8	160.6	1,436.5
Insurance service expenses	5,156.2	8,928.5	1,945.5	16,030.2

Components of Net Earnings
Underwriting and Operating Income
Presented below are the insurance service result, reconciled to underwriting profit, of the property and casualty insurance and reinsurance reporting segments, the insurance service result of Life insurance and Run-off and the operating income (loss) of the non-insurance companies, for the three and nine months ended September 30, 2024 and 2023. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments, by reporting segment, for the three and nine months ended September 30, 2024 and 2023 are presented in the Net Earnings by Reporting Segment section of this MD&A, and additional details of investments are provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.

    North American Insurers

	Third quarter		First nine months
	2024	2023	2024	2023
Combined ratio, discounted	88.9%	89.4%	85.7%	85.9%

Combined ratio, undiscounted:
Loss & LAE - accident year	64.2%	68.9%	63.3%	65.4%
Commissions	16.5%	15.5%	16.0%	15.5%
Underwriting expenses	15.9%	15.8%	16.3%	16.5%
Combined ratio, undiscounted - accident year	96.6%	100.2%	95.6%	97.4%
Net favourable reserve development	(1.3)%	(1.9)%	(1.0)%	(1.6)%
Combined ratio, undiscounted - calendar year	95.3%	98.3%	94.6%	95.8%

Gross premiums written	2,426.3	2,212.9	6,816.1	6,329.1
Net premiums written	1,955.1	1,807.3	5,546.3	5,155.0
Net insurance revenue	1,955.2	1,758.4	5,607.2	5,050.9

Insurance service result	216.2	186.4	799.9	711.4
Other insurance operating expenses	(78.7)	(66.2)	(235.5)	(208.4)
Discounting of losses and ceded losses on claims incurred in the period	(72.7)	(97.4)	(288.3)	(295.3)
Changes in the risk adjustment and other	22.3	5.2	8.4	(4.0)
Underwriting profit	87.1	28.0	284.5	203.7
North American Insurers reported an insurance service result of $216.2 and $799.9 in the third quarter and first nine months of 2024 compared to an insurance service result of $186.4 and $711.4 in the third quarter and first nine months of 2023. The increase in the third quarter and first nine months of 2024 of $29.8 and $88.5 primarily reflected continued growth in net insurance revenue at Crum & Forster and Northbridge (including rate increases across most lines of business), decreased current period catastrophe losses and improved current period attritional loss experience in property lines of business at Crum & Forster, and improved current period attritional and large loss experience at Northbridge, partially offset by higher current period catastrophe losses and decreased net favourable prior year reserve development at Northbridge, and increased commission expenses at Crum & Forster. The increase in the insurance service result in the third quarter of 2024 was partially offset by a decreased benefit from discounting losses and ceded losses on claims due to lower average discount rates in the period.
North American Insurers produced underwriting profit of $87.1 and $284.5 and undiscounted combined ratios of 95.3% and 94.6% in the third quarter and first nine months of 2024 compared to underwriting profit of $28.0 and $203.7 and undiscounted combined ratios of 98.3% and 95.8% in the third quarter and first nine months of 2023. The increase in underwriting profitability in the third quarter and first nine months of 2024 primarily reflected the same factors which increased the insurance service result as noted above, except for the reduced benefit from discounting losses and ceded losses on claims which had the effect of decreasing the insurance service result in the third quarter and first nine months of 2024.

The companies comprising the North American Insurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the third quarters and first nine months of 2024 and 2023 as set out in the following table:

	Combined ratios, undiscounted				Underwriting profit (loss)
	Third quarter		First nine months		Third quarter		First nine months
	2024	2023	2024	2023	2024	2023	2024	2023
Northbridge	94.0%	88.7%	91.2%	90.9%	33.8	60.2	142.7	136.0
Crum & Forster	95.7%	104.8%	95.8%	98.3%	46.9	(45.8)	131.7	46.7
Zenith National	96.6%	92.8%	98.2%	96.2%	6.4	13.6	10.1	21.0
North American Insurers	95.3%	98.3%	94.6%	95.8%	87.1	28.0	284.5	203.7

Catastrophe losses in the North American Insurers reporting segment for the third quarters and first nine months of 2024 and 2023 are as set out in the following table:

	Third quarter						First nine months
	2024			2023			2024			2023
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Canadian events(2)	55.8	3.0		—	—		55.8	1.1		—	—
Hurricane Helene	10.0	0.5		—	—		10.0	0.2		—	—
Hawaii wildfires	—	—		78.3	4.7		—	—		78.3	1.6
Other	23.5	1.3		19.0	1.1		48.5	0.9		49.7	1.1
Total catastrophe losses	89.3	4.8	points	97.3	5.8	points	114.3	2.2	points	128.0	2.7	points
(1)    Net of reinstatement premiums.
(2)    Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.

Gross premiums written on a third party basis and net insurance revenue for each operating company in the North American Insurers reporting segment for the third quarters and first nine months of 2024 and 2023 are shown in the following table:

	Gross premiums written				Net insurance revenue
	Third quarter		First nine months		Third quarter		First nine months
	2024	2023	2024	2023	2024	2023	2024	2023
Northbridge	644.5	613.2	1,897.8	1,818.5	580.2	544.1	1,663.5	1,528.8
Crum & Forster	1,626.5	1,442.6	4,343.3	3,921.4	1,184.9	1,023.8	3,394.1	2,972.7
Zenith National	155.3	157.1	575.0	589.2	190.1	190.5	549.6	549.4
North American Insurers	2,426.3	2,212.9	6,816.1	6,329.1	1,955.2	1,758.4	5,607.2	5,050.9

Gross premiums written increased by 9.6% and 7.7% in the third quarter and first nine months of 2024 primarily reflecting increased business volumes at Crum & Forster (primarily surplus & specialty, accident and health, property and credit lines of business) and Northbridge (primarily property lines of business) and continued rate increases across most lines of business with the exception of workers' compensation business, primarily at Zenith National, which continues to experience rate decreases.
Net premiums written increased by 8.2% and 7.6% in the third quarter and first nine months of 2024 reflecting the growth in gross premiums written. Net insurance revenue increased by 11.2% and 11.0% in the third quarter and first nine months of 2024, principally reflecting the increase in net premiums written during 2024 and 2023 and the timing between when premiums are written and when they are earned.
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $1,101.5 in the first nine months of 2024 from $769.8 in the first nine months of 2023, primarily reflecting lower taxes paid at Crum & Forster and Zenith, and increased net premium collections and increased interest and dividends received at each of the operating companies within the North American Insurers reporting segment, partially offset by increased taxes paid at Northbridge and increased net claims paid at each of the operating companies within the North American Insurers reporting segment.

    Global Insurers and Reinsurers

	Third quarter		First nine months
	2024	2023	2024	2023
Combined ratio, discounted	79.8%	80.0%	79.0%	77.7%

Combined ratio, undiscounted:
Loss & LAE - accident year	65.8%	65.6%	65.1%	65.8%
Commissions	16.9%	17.3%	16.8%	17.0%
Underwriting expenses	9.7%	9.8%	10.9%	10.3%
Combined ratio, undiscounted - accident year	92.4%	92.7%	92.8%	93.1%
Net (favourable) adverse reserve development	(0.4)%	—%	(0.6)%	0.1%
Combined ratio, undiscounted - calendar year	92.0%	92.7%	92.2%	93.2%

Gross premiums written	4,106.8	4,168.6	13,224.6	13,329.4
Net premiums written	3,443.6	3,451.8	10,923.7	10,752.8
Net insurance revenue	3,449.2	3,338.8	9,588.1	9,487.7

Insurance service result	698.2	667.6	2,011.3	2,113.3
Other insurance operating expenses	(115.6)	(73.3)	(308.9)	(248.6)
Discounting of losses and ceded losses on claims incurred in the period	(296.3)	(265.8)	(885.8)	(1,065.4)
Changes in the risk adjustment and other	1.6	(73.7)	(28.1)	(112.3)
Underwriting profit	287.9	254.8	788.5	687.0
Global Insurers and Reinsurers insurance service result of $698.2 in the third quarter of 2024 increased by $30.6 primarily reflecting continued growth in net insurance revenue relative to more modest increases in insurance service expenses and increased net favourable prior year reserve development at Odyssey Group, partially offset by increased current period catastrophe losses (as set out in the table below, primarily at Odyssey Group and Allied World).
Global Insurers and Reinsurers insurance service result of $2,011.3 in the first nine months of 2024 decreased by $102.0, primarily reflecting decreased benefit from discounting losses and ceded losses on claims reflecting decreased average discount rates in the period resulting in increased losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings, partially offset by decreased current period catastrophe losses, primarily at Brit (as set out in the table below) and net favourable prior year reserve development compared with net adverse prior year reserve development in the first nine months of 2023.
Global Insurers and Reinsurers produced an underwriting profit of $287.9 and $788.5 and undiscounted combined ratios of 92.0% and 92.2% in the third quarter and first nine months of 2024 compared to an underwriting profit of $254.8 and $687.0 and undiscounted combined ratios of 92.7% and 93.2% in the third quarter and first nine months of 2023. The increase in underwriting profit in the third quarter and first nine months of 2024 principally reflected increased net favourable prior year reserve development, improved current period attritional loss experience and decreased current period catastrophe losses in the first nine months of 2024 with the increase in underwriting profitability in the third quarter of 2024 partially offset by increased current period catastrophe losses.
The commission expense ratio decreased to 16.9% and 16.8% in the third quarter and first nine months of 2024 from 17.3% and 17.0% in the third quarter and first nine months of 2023. The decrease in the third quarter of 2024 primarily reflected decreased net average commissions at Odyssey Group partially offset by increased net average commissions at Allied World and Brit, principally due to changes in the mix of business written. The decrease in the first nine months of 2024 primarily reflected decreased net average commissions at Odyssey Group and Brit, partially offset by increased net average commissions at Allied World, principally due to changes in the mix of business written.
The underwriting expense ratio increased to 10.9% in the first nine months of 2024 from 10.3% in the first nine months of 2023, primarily reflecting increased personnel and technology costs at Odyssey Group as they continue to make investments to support their strategic initiatives and the effects of reduced net premiums earned on the underwriting expense ratio at Odyssey Group.

The companies comprising the Global Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit in the third quarters and first nine months of 2024 and 2023 as set out in the following table:

	Combined ratios, undiscounted				Underwriting profit
	Third quarter		First nine months		Third quarter		First nine months
	2024	2023	2024	2023	2024	2023	2024	2023
Allied World	88.5%	89.3%	91.0%	90.6%	145.5	125.8	330.0	318.5
Odyssey Group	93.8%	94.7%	93.2%	95.1%	95.0	82.8	290.4	219.5
Brit	94.2%	94.0%	92.3%	93.2%	47.4	46.2	168.1	149.0
Global Insurers and Reinsurers	92.0%	92.7%	92.2%	93.2%	287.9	254.8	788.5	687.0
Catastrophe losses in the Global Insurers and Reinsurers reporting segment for the third quarters and first nine months of 2024 and 2023 are as set out in the following table:

	Third quarter						First nine months
	2024			2023			2024			2023
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Helene	93.1	2.6		—	—		93.1	0.9		—	—
Canadian events(2)	76.3	2.1		—	—		76.3	0.8		—	—
Dubai floods	3.3	0.1		—	—		48.4	0.5		—	—
Turkey earthquake	—	—		8.3	0.2		—	—		105.1	1.0
Hawaii wildfires	—	—		102.0	2.9		—	—		102.0	1.0
Other(3)	130.9	3.7		152.4	4.4		303.6	3.0		337.2	3.4
Total catastrophe losses	303.6	8.5	points	262.7	7.5	points	521.4	5.2	points	544.3	5.4	points
(1)    Net of reinstatement premiums.
(2)    Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.
(3)    Primarily includes attritional catastrophe losses at Odyssey Group and Allied World.
Gross premiums written on a third party basis and net insurance revenue for each operating company in the Global Insurers and Reinsurers reporting segment for the third quarters and first nine months of 2024 and 2023 are shown in the following table:

	Gross premiums written				Net insurance revenue
	Third quarter		First nine months		Third quarter		First nine months
	2024	2023	2024	2023	2024	2023	2024	2023
Allied World	1,671.8	1,623.2	5,697.4	5,379.0	1,315.4	1,224.2	3,832.3	3,598.1
Odyssey Group	1,546.2	1,621.9	4,683.4	5,018.0	1,364.2	1,379.5	3,813.3	3,887.9
Brit	888.8	923.5	2,843.8	2,932.4	769.6	735.1	1,942.5	2,001.7
Global Insurers and Reinsurers	4,106.8	4,168.6	13,224.6	13,329.4	3,449.2	3,338.8	9,588.1	9,487.7
Gross premiums written decreased by 1.5% and 0.8% in the third quarter and first nine months of 2024, primarily reflecting decreases at Odyssey Group (primarily relating to the non-renewal of a U.S. property reinsurance quota share agreement covering homeowners risks and targeted decreases in U.S. crop insurance) and Brit (primarily reflecting decreases at Ki Insurance), partially offset by significant increased premium volumes at Allied World within its reinsurance segment (primarily North American property and casualty lines of business).
Net premiums written decreased by 0.2% in the third quarter of 2024 primarily reflecting the decrease in gross premiums written, partially offset by increased average retention at Brit (principally related to increased retention in higher margin business) and Odyssey Group (resulting from decreases in U.S. crop insurance which had a higher average cession rate). Net premiums written increased by 1.6% in the first nine months of 2024 primarily reflecting the increased gross premiums written at Allied World discussed above and increased average retention at Brit (principally related to increased retention in higher margin business), partially offset by decreased net premiums written at Odyssey Group following the decrease in gross premiums written. The impact of the decrease in gross premiums written at Odyssey Group in the first nine months of 2024 was partially offset by increased average retention (resulting from decreases in U.S. crop insurance which had a higher average cession rate).
Net insurance revenue increased modestly by 3.3% and 1.1% in the third quarter and first nine months of 2024 principally reflecting increases at Allied World and the timing between when premiums are written and when they are earned.
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $2,686.0 in the first nine months of 2024 from $2,991.0 in the first nine months of 2023, primarily reflecting the return of cash for unearned premium upon the non-renewal of a U.S. property reinsurance quota share agreement at Odyssey Group.
During the first nine months of 2024 the subsidiaries comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of $122.3 (2023 - $135.6) to non-controlling interests.

International Insurers and Reinsurers

	Third quarter				First nine months
	2024			2023	2024			2023
	International Insurers and Reinsurers, excluding Gulf Insurance	Gulf Insurance(1)	International Insurers and Reinsurers	International Insurers and Reinsurers(1)	International Insurers and Reinsurers, excluding Gulf Insurance	Gulf Insurance(1)	International Insurers and Reinsurers	International Insurers and Reinsurers(1)
Combined ratio, discounted	83.2%	94.3%	88.0%	86.9%	83.4%	97.5%	90.1%	85.9%

Combined ratio, undiscounted:
Loss & LAE - accident year	58.8%	91.1%	71.7%	62.1%	57.4%	80.2%	66.6%	63.0%
Commissions	20.8%	9.0%	16.1%	20.5%	21.4%	9.5%	16.6%	19.2%
Underwriting expenses	21.0%	19.1%	20.2%	20.1%	21.4%	20.0%	20.9%	19.8%
Combined ratio, undiscounted - accident year	100.6%	119.2%	108.0%	102.7%	100.2%	109.7%	104.1%	102.0%
Net favourable reserve development	(4.7)%	(16.8)%	(9.5)%	(4.2)%	(5.1)%	(7.7)%	(6.2)%	(5.2)%
Combined ratio, undiscounted - calendar year	95.9%	102.4%	98.5%	98.5%	95.1%	102.0%	97.9%	96.8%

Gross premiums written	926.4	778.4	1,704.8	848.1	2,803.0	2,243.8	5,046.8	2,652.5
Net premiums written	601.2	420.5	1,021.7	578.8	1,763.0	1,278.3	3,041.3	1,683.9
Net insurance revenue	591.8	455.1	1,046.9	598.2	1,697.0	1,512.7	3,209.7	1,632.0

Insurance service result	99.6	25.9	125.5	78.6	282.0	37.5	319.5	229.9
Other insurance operating expenses	(35.4)	(41.0)	(76.4)	(44.3)	(119.6)	(82.0)	(201.6)	(118.3)
Discounting of losses and ceded losses on claims incurred in the period	(12.0)	(10.3)	(22.3)	(28.2)	(71.3)	(22.5)	(93.8)	(59.2)
Changes in the risk adjustment and other	(28.2)	16.1	(12.1)	2.7	(8.0)	44.0	36.0	(0.2)
Underwriting profit (loss)	24.0	(9.3)	14.7	8.8	83.1	(23.0)	60.1	52.2
(1)     Gulf Insurance was consolidated on December 26, 2023. These results differ from those published by Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023, including accounting differences for acquired contracts under IFRS 17.
International Insurers and Reinsurers, excluding Gulf Insurance
Excluding Gulf Insurance, the insurance service result increased by $21.0 and $52.1 to $99.6 and $282.0 in the third quarter and first nine months of 2024, primarily reflecting increases at Eurolife General (principally reflecting the absence of catastrophe losses in 2024 compared to 2023) and at Fairfax Asia (principally at Singapore Re due to a larger reduction in insurance service expenses relative to lower insurance revenue). The increase in insurance service result in the first nine months of 2024 also reflected an increase at Group Re (primarily due to a larger reduction in insurance service expenses, partially offset by higher catastrophe losses due to floods in the Gulf region, relative to lower net insurance revenue).
Excluding Gulf Insurance, underwriting profit of $24.0 and $83.1 and undiscounted combined ratios of 95.9% and 95.1% in the third quarter and first nine months of 2024 improved from underwriting profit of $8.8 and $52.2 and undiscounted combined ratios of 98.5% and 96.8% in the third quarter and first nine months of 2023. The increase in underwriting profit in the third quarter and first nine months of 2024 primarily reflected improved underwriting profit at Eurolife General (reflecting nil catastrophe losses in 2024 compared to 2023). The increase in underwriting profit in the first nine months of 2024 also reflected increased underwriting profitability at Group Re (reflecting lower attritional losses and increased net favourable prior year reserve development, partially offset by the aforementioned higher catastrophe losses).
The commission expense ratio, excluding Gulf Insurance, of 20.8% in the third quarter of 2024 was relatively stable compared to 20.5% in the third quarter of 2023. The commission expense ratio, excluding Gulf Insurance, of 21.4% in the first nine months of 2024 increased compared to 19.2% in the first nine months of 2023, primarily reflecting higher commission expense ratios at Group Re (principally related to lower net premiums earned due to a loss portfolio transfer reinsurance agreement ("LPT") entered into during the first nine months of 2024 and higher commission expense due to changes in the mix of business written) and at Fairfax Latin America (principally due to lower commission income on a quota share agreement at La Meridional).
The underwriting expense ratio, excluding Gulf Insurance, in the third quarter and first nine months of 2024 increased to 21.0% and 21.4% from 20.1% and 19.8% in the third quarter and first nine months of 2023 primarily due to increased expenses at Bryte Insurance (inflationary increases and personnel costs) and Fairfax Asia (higher personnel costs), partially offset by lower expenses at Fairfax Latin America (higher growth in net premiums earned relative to expenses).

Gulf Insurance
Gulf Insurance's property and casualty insurance operations are included within the International Insurers and Reinsurers reporting segment and Gulf Insurance’s life insurance operations are included within the Life insurance and Run-off reporting segment. Gulf Insurance is a diversified composite insurer based in Kuwait that operates across the Middle East and North Africa region through its subsidiaries. Gulf Insurance's property and casualty insurance operations principally underwrite risks for both commercial and retail marine and aviation, motor vehicles, property, engineering and general liability.
Gulf Insurance's underwriting loss of $23.0 was primarily driven by the unwind of certain acquisition accounting adjustments of $33.6 in the first nine months of 2024. Excluding those adjustments, Gulf Insurance reported underwriting profit of $10.6 and an undiscounted combined ratio of 99.1% in the first nine months of 2024 including net favourable prior year reserve development of $87.7 which was partially offset by adverse current accident year underwriting performance including catastrophe losses due to flooding in the Gulf region. Gulf Insurance's commission expense ratio of 9.5% in the first nine months of 2024 was low relative to other companies in the International Insurers and Reinsurers reporting segment primarily due to strong reinsurance commission income as Gulf Insurance cedes a large portion of its written premiums.

International Insurers and Reinsurers
The operating companies comprising the International Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the third quarters and first nine months of 2024 and 2023 as set out in the following table:

	Combined ratios, undiscounted				Underwriting profit (loss)
	Third quarter		First nine months		Third quarter		First nine months
	2024	2023	2024	2023	2024	2023	2024	2023
Group Re	95.8%	92.8%	92.2%	95.6%	4.3	7.8	24.9	15.2
Bryte Insurance	93.9%	98.1%	97.1%	98.3%	4.2	1.4	6.2	3.7
Fairfax Asia	95.1%	93.7%	94.9%	94.8%	5.3	8.7	15.7	16.6
Fairfax Latin America	94.4%	94.2%	94.4%	94.6%	6.5	6.4	18.9	16.3
Fairfax Central and Eastern Europe	97.5%	97.7%	95.6%	95.7%	4.2	3.3	20.2	17.3
Eurolife General	102.6%	212.5%	105.2%	134.7%	(0.5)	(18.8)	(2.8)	(16.9)
International Insurers and Reinsurers, excluding Gulf Insurance	95.9%	98.5%	95.1%	96.8%	24.0	8.8	83.1	52.2
Gulf Insurance(1)	102.4%	—	102.0%	—	(9.3)	—	(23.0)	—
International Insurers and Reinsurers	98.5%	98.5%	97.9%	96.8%	14.7	8.8	60.1	52.2
(1)     These results differ from those published by Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023, including accounting differences for acquired contracts under IFRS 17. Excluding those adjustments, Gulf Insurance reported underwriting profit of $6.5 and $10.6 and undiscounted combined ratios of 98.3% and 99.1% in the third quarter and first nine months of 2024.

Gross premiums written on a third party basis and net insurance revenue for each operating company in the International Insurers and Reinsurers reporting segment for the third quarters and first nine months of 2024 and 2023 are shown in the following table:

	Gross premiums written				Net insurance revenue
	Third quarter		First nine months		Third quarter		First nine months
	2024	2023	2024	2023	2024	2023	2024	2023
Group Re	63.7	46.5	209.2	129.7	90.0	103.1	294.2	309.7
Bryte Insurance	106.6	103.3	314.0	313.2	76.0	75.6	224.4	223.2
Fairfax Asia	246.9	174.4	749.7	736.5	108.5	123.9	275.2	284.2
Fairfax Latin America	303.6	343.3	910.1	913.9	140.8	137.1	414.3	374.3
Fairfax Central and Eastern Europe	178.5	158.0	541.9	491.7	153.9	138.5	425.1	381.1
Eurolife General	27.1	22.6	78.1	67.5	22.6	20.0	63.8	59.5
International Insurers and Reinsurers, excluding Gulf Insurance	926.4	848.1	2,803.0	2,652.5	591.8	598.2	1,697.0	1,632.0
Gulf Insurance	778.4	—	2,243.8	—	455.1	—	1,512.7	—
International Insurers and Reinsurers	1,704.8	848.1	5,046.8	2,652.5	1,046.9	598.2	3,209.7	1,632.0

International Insurers and Reinsurers, excluding Gulf Insurance
Gross premiums written, excluding Gulf Insurance, increased by 9.2% and 5.7% in the third quarter and first nine months of 2024, principally reflecting increases at Group Re (growth in reinsurance of underlying insurance premiums written in India) and at Fairfax Central and Eastern Europe (primarily at Colonnade Insurance, driven by organic growth mainly in its property, casualty and accident and health lines of business), partially offset by decreases at Fairfax Latin America (primarily at Southbridge Chile across various lines of business). The increase in gross premiums written in the third quarter of 2024 also reflected increases at Fairfax Asia (primarily at Singapore Re due to timing of premium recognition).
Net premiums written, excluding Gulf Insurance, increased by 3.9% and 4.7% in the third quarter and first nine months of 2024 consistent with the growth in gross premiums written, other than at Group Re where net premiums written decreased for the first nine months of 2024 due to higher ceded premiums on new business and the LPT noted above. Net insurance revenue, excluding Gulf Insurance, decreased by 1.1% in the third quarter of 2024 reflecting decreases at Group Re and Fairfax Asia (primarily reflecting timing of premiums earned), partially offset by increases at Fairfax Central and Eastern Europe in line with the increase in net premiums written. Net insurance revenue, excluding Gulf Insurance, increased by 4.0% in the first nine months of 2024, principally reflecting the increase in net premiums written.
Gulf Insurance
Gulf Insurance's net insurance revenue included the effects of accounting for acquired insurance and reinsurance contracts on the company's acquisition of Gulf Insurance, whereby those contracts were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the insurance and reinsurance contracts deemed as the premiums received and paid, respectively. Consequently, the fair value of insurance and reinsurance contracts acquired, comprising claims and ceded claims in their settlement period, and unearned premiums and unearned ceded premiums, are included within the liability for remaining coverage and the asset for remaining coverage, respectively, except for settled claims that remain unpaid and settled ceded claims where payment has not yet been received, which are included within the liability for incurred claims and asset for incurred claims, respectively. Claims and ceded claims acquired in their settlement period and included within the liability for remaining coverage and the asset for remaining coverage, respectively, are released into insurance revenue and cost of reinsurance, respectively, based on the expected amount and timing of claim settlements; the actual settlement of such claims and ceded claims are included within insurance service expense and recoveries of insurance service expense, respectively. Unearned premiums and unearned ceded premiums are released into insurance revenue and cost of reinsurance, respectively, over the remaining coverage period. During the first nine months of 2024 this resulted in an increase of $282.5 to net insurance revenue, and increases to insurance service expenses of $686.3 and recoveries of insurance service expenses of $381.2, resulting in a pre-tax net loss to insurance service result of $22.6.
On September 12, 2024 the Kuwait Ministry of Health notified Gulf Insurance of its immediate termination of its significant health insurance contract for retired citizens ("AFYA"). In the first nine months of 2024 the AFYA insurance contract had experienced diminishing performance, resulting in an underwriting loss in the third quarter of 2024 and nominal underwriting profit in the first nine months of 2024.
On April 25, 2024 the company completed a mandatory tender offer for the non-controlling interests in Gulf Insurance and increased its equity interest from 90.0% to 97.1% for cash consideration of $126.7.

    Life insurance and Run-off

	Third quarter
	2024			2023
	Life insurance(1)	Run-off	Total	Life insurance(1)	Run-off	Total
Net premiums written	54.3	10.3	64.6	40.8	0.4	41.2

Insurance revenue	44.1	12.7	56.8	25.4	3.9	29.3
Insurance service expenses	(34.2)	(13.8)	(48.0)	(21.6)	5.2	(16.4)
Net reinsurance result	(2.1)	2.3	0.2	(0.3)	(2.8)	(3.1)
Insurance service result	7.8	1.2	9.0	3.5	6.3	9.8

	First nine months
	2024			2023
	Life insurance(1)	Run-off	Total	Life insurance(1)	Run-off	Total
Net premiums written	162.8	10.3	173.1	136.8	13.6	150.4

Insurance revenue	127.6	18.2	145.8	84.9	24.6	109.5
Insurance service expenses	(106.5)	(61.7)	(168.2)	(68.8)	(76.8)	(145.6)
Net reinsurance result	(0.1)	1.2	1.1	(1.7)	23.6	21.9
Insurance service result	21.0	(42.3)	(21.3)	14.4	(28.6)	(14.2)
(1)    Comprised of Gulf Insurance and Eurolife for 2024 and Eurolife for 2023. These results differ from those published by Gulf Insurance and Eurolife primarily due to acquisition accounting adjustments recorded by Fairfax related to the consolidation of Gulf Insurance on December 26, 2023 and Eurolife on July 14, 2021, and the presentation of Gulf Insurance and Eurolife’s life insurance operations in the Life insurance and Run-off reporting segment in the table above and separate presentation of Gulf Insurance and Eurolife’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as "Gulf Insurance" and “Eurolife General”, respectively.
Eurolife and Gulf Insurance primarily underwrite traditional life insurance policies (endowments, deferred annuities, term life and whole life (Eurolife only)), group benefits including retirement benefits, and accident and health insurance policies. Life insurance revenue of $127.6 principally related to Eurolife in the first nine months of 2024 and primarily consisted of traditional life insurance policies (whole life and term life), group benefits including retirement benefits and accident and health insurance policies. Life insurance's insurance service expenses of $106.5 in the first nine months of 2024 primarily consisted of Eurolife's net policy holder benefits and losses on claims, net commission expense and other underwriting expenses.
Run-off manages the company's run-off businesses in the U.S. and continues to manage substantially all of the company's latent reserves. Run-off's insurance service expenses of $61.7 in the first nine months of 2024 included net adverse prior year reserve development of $38.2 on an undiscounted basis related to legacy claims, primarily construction defects. Run-off's insurance service expenses of $76.8 in the first nine months of 2023 included net adverse prior year reserve development of $73.8 on an undiscounted basis principally related to latent hazard claims stemming from incremental increases in litigation activity and its associated costs.

    Non-insurance companies

	Third quarter
	2024					2023
	Restaurants and retail	Fairfax India	Thomas Cook India	Other(1)	Total	Restaurants and retail	Fairfax India	Thomas Cook India	Other(1)	Total
Revenue	436.1	78.3	251.3	854.7	1,620.4	451.1	65.8	246.9	980.7	1,744.5
Expenses	(395.0)	(71.3)	(238.9)	(877.2)	(1,582.4)	(420.0)	(62.2)	(235.6)	(919.3)	(1,637.1)
Pre-tax income (loss) before interest expense and other	41.1	7.0	12.4	(22.5)	38.0	31.1	3.6	11.3	61.4	107.4
Interest and dividends	2.4	(4.9)	—	0.5	(2.0)	2.4	(21.6)	—	0.4	(18.8)
Share of profit (loss) of associates	—	13.4	—	(0.6)	12.8	—	37.1	(0.3)	0.5	37.3
Operating income (loss)	43.5	15.5	12.4	(22.6)	48.8	33.5	19.1	11.0	62.3	125.9

	First nine months
	2024					2023
	Restaurants and retail	Fairfax India	Thomas Cook India	Other(1)	Total	Restaurants and retail	Fairfax India	Thomas Cook India	Other(1)	Total
Revenue	1,290.5	219.3	720.3	2,442.6	4,672.7	1,299.4	200.2	685.4	2,677.5	4,862.5
Expenses	(1,202.5)	(194.5)	(685.0)	(2,485.3)	(4,567.3)	(1,221.7)	(195.0)	(661.2)	(2,713.1)	(4,791.0)
Pre-tax income (loss) before interest expense and other	88.0	24.8	35.3	(42.7)	105.4	77.7	5.2	24.2	(35.6)	71.5
Interest and dividends	7.2	(14.3)	—	1.4	(5.7)	7.3	(51.4)	—	1.1	(43.0)
Share of profit (loss) of associates	—	(7.3)	0.3	(1.4)	(8.4)	—	133.1	(0.4)	1.0	133.7
Operating income (loss)	95.2	3.2	35.6	(42.7)	91.3	85.0	86.9	23.8	(33.5)	162.2
(1)    Comprised primarily of AGT, Dexterra Group, Boat Rocker, Farmers Edge and Grivalia Hospitality.

Non-insurance companies' revenue and expenses decreased to $1,620.4 and $1,582.4 in the third quarter of 2024 from $1,744.5 and $1,637.1 in the third quarter of 2023, primarily due to lower business volume at Boat Rocker, partially offset by higher business volume at AGT.
Non-insurance companies' revenue and expenses decreased to $4,672.7 and $4,567.3 in the first nine months of 2024 from $4,862.5 and $4,791.0 in the first nine months of 2023, primarily due to lower business volume at Boat Rocker, partially offset by higher business volume at Thomas Cook India.
    Investments
Refer to the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", for details of interest and dividends and share of profit of associates.
Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and nine months ended September 30, 2024 and 2023 were comprised as follows:

	Third quarter
	2024			2023
	Net realized gains (losses)	Net change in unrealized gains	Net gains on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Long equity exposures and financial effects	(58.5)	381.4	322.9	67.9	205.4	273.3
Total bonds	40.9	787.7	828.6	(113.5)	(83.2)	(196.7)
Other	(161.9)	297.7	135.8	(7.9)	(12.7)	(20.6)
Net gains (losses) on investments	(179.5)	1,466.8	1,287.3	(53.5)	109.5	56.0

	First nine months
	2024			2023
	Net realized gains (losses)	Net change in unrealized gains	Net gains on investments	Net realized gains (losses)	Net change in unrealized gains	Net gains (losses) on investments

Long equity exposures and financial effects	649.9	325.5	975.4	158.6	688.8	847.4
Total bonds	35.8	283.2	319.0	(517.9)	234.9	(283.0)
Other	(144.9)	320.9	176.0	(122.0)	42.7	(79.3)
Net gains (losses) on investments	540.8	929.6	1,470.4	(481.3)	966.4	485.1

Long equity exposures and financial effects: During the third quarter and first nine months of 2024 the company's long equity exposures produced net gains of $322.9 and $975.4 compared to the third quarter and first nine months of 2023 of $273.3 and $847.4, primarily reflecting net gains of $229.5 and $691.6 (2023 - $162.0 and $446.7) on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares, and $99.2 and $301.1 (2023 - $99.5 and $442.2) on common stocks. The first nine months of 2023 also included net gains on convertible bonds and preferred stocks of $76.4 and realized gains on the disposition of Resolute of $44.2.
Bonds: Net gains on bonds of $828.6 in the third quarter of 2024 (2023 - net losses of $196.7) were primarily comprised of net gains on U.S. treasury bonds of $502.5 (2023 - net losses of $169.0) and corporate and other bonds of $162.6 (2023 - net losses of $16.9). Net gains on bonds of $319.0 in the first nine months of 2024 (2023 - net losses of $283.0) were primarily comprised of net gains on U.S. treasury bonds of $159.2 (2023 - net losses of $271.0) and corporate and other bonds of $98.5 (2023 - $26.7).
The net gains recorded on the company’s bond portfolio of $319.0 (2023 - net losses of $283.0) partially offset the cost of decreases in discount rates on prior years' net losses on claims of $411.2 in the first nine months of 2024 (2023 - benefit of increases in discount rates of $452.3).
Preferred stocks: Net gains on preferred stocks, included in other in the previous table, primarily reflected net gains of $184.0 and $227.6 on the company's holdings of Digit compulsory convertible preferred shares during the third quarter and first nine months of 2024.
Foreign currency: Net losses on foreign currency, included in other in the previous table, in the third quarter and first nine months of 2024 of $153.7 and $181.1 were principally comprised of foreign currency net losses on investing activities of $15.7 and $161.8 and underwriting activities of $77.3 and $32.2. Net losses on foreign currency in the third quarter of 2024 also included net losses on foreign currency contracts of $60.7, whereas net losses on foreign currency in the first nine months of 2024 was partially offset by net gains on foreign currency contracts of $12.9.
Interest Expense
Interest expense as presented in the consolidated statement of earnings for the three and nine months ended September 30, 2024 and 2023 was comprised as follows:

	Third quarter		First nine months
	2024	2023	2024	2023
Interest expense on borrowings:
Holding company	99.5	65.8	277.7	200.0
Insurance and reinsurance companies	20.9	14.9	61.7	45.1
Non-insurance companies(1)	30.8	32.0	98.3	96.7
	151.2	112.7	437.7	341.8
Interest expense on lease liabilities(2):
Holding company and insurance and reinsurance companies	4.0	3.6	11.6	10.8
Non-insurance companies	9.2	8.5	27.0	26.9
	13.2	12.1	38.6	37.7

Interest expense	164.4	124.8	476.3	379.5
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method.
The increase in interest expense on borrowings at the holding company in the third quarter and first nine months of 2024 principally reflected the issuance on March 22, 2024 of $1.0 billion principal amount of 6.35% unsecured senior notes due 2054, the accretion on the note payable to KIPCO of $660.0 principal amount and the issuance of $750.0 principal amount of 6.00% unsecured senior notes due 2033 ($400.0 issued on December 7, 2023, and the re-opening for issuances of $200.0 on January 12, 2024 and $150.0 on June 24, 2024), partially offset by the early redemptions on January 29, 2024 of $279.3 principal amount of 4.875% unsecured senior notes due 2024 and on March 15, 2024 of Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025.
The increase in interest expense on borrowings at the insurance and reinsurance companies in the third quarter and first nine months of 2024 principally reflected the consolidation of Gulf Insurance's borrowings of $172.9 on December 26, 2023 and Allied World becoming the primary co-obligor of the 2055 notes, partially offset by the early redemption on July 24, 2024 of Allied World's $500.0 principal amount of 4.35% senior notes due 2025.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.

Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.

	Third quarter		First nine months
	2024	2023	2024	2023
Fairfax corporate overhead	44.9	41.7	145.5	160.4
Subsidiary holding companies' corporate overhead	23.8	10.9	56.6	43.0
Subsidiary holding companies' non-cash intangible asset amortization and impairment charges(1)	78.9	22.9	131.9	68.6
Corporate and other expenses as presented in the consolidated statement of earnings	147.6	75.5	334.0	272.0
Holding company interest and dividends	7.5	12.4	4.5	17.9
Holding company share of profit of associates	(26.3)	(12.1)	(58.2)	(89.2)
Investment management and administration fee income and other	(46.2)	(60.5)	(137.9)	(171.3)
Corporate overhead and other(2)	82.6	15.3	142.4	29.4
(1)    Non-cash intangible asset amortization and impairment is principally related to customer and broker relationships.
(2)    Presented as Corporate overhead and other in note 16 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2024.

Fairfax corporate overhead modestly increased to $44.9 in the third quarter of 2024 from $41.7 in the third quarter of 2023 primarily due to higher compensation expense. Fairfax corporate overhead decreased to $145.5 in the first nine months of 2024 from $160.4 in the first nine months of 2023 primarily reflecting non-recurring compensation expense in 2023 and lower charitable donations, partially offset by higher legal and consulting fees and higher office and general expenses. Subsidiary corporate overhead increased to $23.8 and $56.6 in the third quarter and first nine months of 2024 from $10.9 and $43.0 in the third quarter and first nine months of 2023 primarily reflecting higher charitable donations. Subsidiary non-cash intangible asset amortization and impairment charges increased to $78.9 and $131.9 in the third quarter and first nine months of 2024 from $22.9 and $68.6 in the third quarter and first nine months of 2023 primarily reflecting a non-cash impairment charge recorded on intangible assets.
Investment management and administration fee income and other decreased to $46.2 and $137.9 in the third quarter and first nine months of 2024 from $60.5 and $171.3 in the third quarter and first nine months of 2023 primarily due to a performance fee from Fairfax India in the third quarter and first nine months of 2024 of nil compared to an accrual of $20.4 and $41.5 in the third quarter and first nine months of 2023. During the first quarter of 2024 the holding company received cash of $110.2 from Fairfax India for settlement of the performance fee pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023.
Details on consolidated interest and dividends, share of profit of associates and net gains (losses) on investments are set out in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.

Income Taxes
Details of the provision for income taxes in the third quarters and first nine months of 2024 and 2023 are provided in note 14 (Income Taxes) to the interim consolidated financial statements for the three and nine months ended September 30, 2024.

Segmented Balance Sheet
The company's segmented balance sheets as at September 30, 2024 and December 31, 2023 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. In the table below, the company's three property and casualty insurance and reinsurance reporting segments have been presented in aggregate, and affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	September 30, 2024					December 31, 2023
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(3)	Consolidated	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(3)	Consolidated
Assets
Holding company cash and investments	295.1	—	—	1,751.3	2,046.4	270.9	—	—	1,510.7	1,781.6
Insurance contract receivables	774.7	11.3	—	—	786.0	915.3	10.8	—	—	926.1
Portfolio investments(1)	62,780.7	4,269.1	2,219.9	(1,562.6)	67,707.1	58,180.0	4,318.0	2,496.5	(1,572.4)	63,422.1
Reinsurance contract assets held	11,746.6	431.2	—	(887.4)	11,290.4	11,373.4	454.3	—	(940.0)	10,887.7
Deferred income tax assets	180.6	0.9	64.5	28.4	274.4	211.3	1.3	54.1	34.4	301.1
Goodwill and intangible assets	4,167.2	11.3	2,060.2	0.5	6,239.2	4,245.7	8.4	2,121.6	0.6	6,376.3
Due from affiliates	207.9	351.2	1.5	(560.6)	—	250.8	338.8	—	(589.6)	—
Other assets	1,789.4	1,588.6	4,409.7	485.1	8,272.8	2,059.8	1,394.8	4,377.4	458.2	8,290.2
Investments in Fairfax insurance and reinsurance affiliates(2)	178.7	22.1	—	(200.8)	—	181.0	15.5	—	(196.5)	—
Total assets	82,120.9	6,685.7	8,755.8	(946.1)	96,616.3	77,688.2	6,541.9	9,049.6	(1,294.6)	91,985.1

Liabilities
Accounts payable and accrued liabilities	1,578.5	325.6	2,485.1	564.1	4,953.3	2,083.7	257.6	2,625.6	520.3	5,487.2
Derivative obligations	246.8	—	71.2	4.9	322.9	351.4	—	61.0	32.5	444.9
Deferred income tax liabilities	992.1	77.8	298.7	134.1	1,502.7	866.0	69.6	274.2	40.5	1,250.3
Insurance contract payables	395.7	665.0	—	—	1,060.7	553.5	653.4	—	—	1,206.9
Insurance contract liabilities	45,741.9	4,392.0	—	(879.7)	49,254.2	42,649.9	4,466.7	—	(945.2)	46,171.4
Due to affiliates	92.5	12.0	38.1	(142.6)	—	49.7	0.8	159.9	(210.4)	—
Borrowings - holding company and insurance and reinsurance companies	989.9	—	—	7,722.5	8,712.4	895.6	—	—	6,928.9	7,824.5
Borrowings - non-insurance companies	—	—	1,991.5	7.0	1,998.5	—	—	1,891.8	7.2	1,899.0
Total liabilities	50,037.4	5,472.4	4,884.6	7,410.3	67,804.7	47,449.8	5,448.1	5,012.5	6,373.8	64,284.2

Equity
Shareholders' equity attributable to shareholders of Fairfax	28,917.7	1,209.3	2,285.2	(8,356.4)	24,055.8	27,134.9	1,081.5	2,402.5	(7,668.4)	22,950.5
Non-controlling interests	3,165.8	4.0	1,586.0	—	4,755.8	3,103.5	12.3	1,634.6	—	4,750.4
Total equity	32,083.5	1,213.3	3,871.2	(8,356.4)	28,811.6	30,238.4	1,093.8	4,037.1	(7,668.4)	27,700.9
Total liabilities and total equity	82,120.9	6,685.7	8,755.8	(946.1)	96,616.3	77,688.2	6,541.9	9,049.6	(1,294.6)	91,985.1

(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)    Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Financial Risk Management
There were no significant changes to the company’s risk exposures or the processes used by the company for managing those risk exposures at September 30, 2024 compared to those identified at December 31, 2023 and disclosed in the company’s 2023 Annual Report. See note 15 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2024.

Financial Condition
    Capital Management
See note 15 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three and nine months ended September 30, 2024.
Liquidity
Operating, investing and financing cash flow activities discussed below are presented in the consolidated statement of cash flows to the interim consolidated financial statements for the three and nine months ended September 30, 2024, except for "cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL)" which is presented in the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A.
Operating activities for the nine months ended September 30, 2024 and 2023
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $3,747.5 in 2024 from $4,083.1 in 2023, principally reflecting higher net paid losses and higher income taxes paid, partially offset by higher net premium collections and higher interest and dividends received.
Investing activities for the nine months ended September 30, 2024 and 2023
Distributions and dividends from investments in associates of $339.7 in 2024 were primarily from the company's non-insurance associates and joint ventures, of which $127.9 (€118.2) was the company's share of dividends from Eurobank.
Purchases of investments in associates of $269.4 in 2024 primarily reflected an additional investment of $100.4 in the Marval Guru Fund and additional investments in other non-insurance associates and joint ventures.
Increase in restricted cash for purchase of subsidiary of $562.7 in 2024 represented cash of $562.7 (Cdn$759.9) at a depository in connection with the company's acquisition of Sleep Country.
Sales of investments in associates of $671.8 in 2023 primarily reflected proceeds from the sale of the company's investment in Resolute for cash consideration of $622.5 ($20.50 per Resolute common share).
Purchases of investments in associates of $324.7 in 2023 primarily reflected increased investment in Atlas common shares through the exercise of equity warrants for cash consideration of $78.7, purchases of certain securities held through AVLNs entered with RiverStone Barbados, and an additional investment in Bangalore Airport by Fairfax India for cash consideration of $75.0.
Proceeds from sale of insurance subsidiaries, net of cash divested, of $128.7 in 2023 primarily reflected Brit's sale of Ambridge.
Financing activities for the nine months ended September 30, 2024 and 2023
Proceeds from borrowings - holding company and insurance and reinsurance companies of $1,932.9 in 2024 primarily reflected net proceeds from the issuance of $1.0 billion principal amount of 6.350% unsecured senior notes due 2054, the issuance of $600.0 principal amount of 6.10% unsecured senior notes due 2055, and the re-opening of the December 2023 issuance for $350.0 principal amount of 6.00% unsecured senior notes due 2033.
Repayments of borrowings - holding company and insurance and reinsurance companies of $1,044.7 in 2024 primarily reflected Allied World's redemption of its $500.0 principal amount of 4.35% senior notes due October 29, 2025, the holding company's redemption of its remaining $279.3 principal amount of 4.875% unsecured senior notes due 2024, and the redemption of its Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025 using the net proceeds from the note issuances due 2033 described above.
Purchases of subsidiary shares from non-controlling interests of $142.4 in 2024 primarily reflected the completion of the mandatory tender offer for the non-controlling interests in Gulf Insurance for cash consideration of $126.7.
Purchases of subsidiary shares from non-controlling interests of $133.5 in 2023 primarily reflected the company's purchase of Allied World shares from minority shareholders for cash consideration of $30.6 and Fairfax India's purchases of its common shares under its normal course issuer bid.

Holding company
Holding company cash and investments at September 30, 2024 was $2,046.4 ($2,041.4 net of $5.0 of holding company derivative obligations) compared to $1,781.6 ($1,749.1 net of $32.5 of holding company derivative obligations) at December 31, 2023.
Significant cash and investment transactions during the first nine months of 2024 included net proceeds of $1,932.9 from the issuance of $1.0 billion principal amount of unsecured senior notes due 2054, the re-opening of unsecured senior notes due 2033 for $350.0 principal amount ($200.0 and $150.0 in the first and second quarters of 2024, respectively), and the issuance of $600.0 principal amount of unsecured senior notes due 2055, dividends received from the insurance and reinsurance companies of $728.1, net gains of $691.6 on the company's investment in long equity total return swaps on Fairfax subordinate voting shares and the receipt of the Fairfax India performance fee of $110.2, partially offset by purchases for cancellation of 1,012,906 subordinate voting shares, primarily under the terms of the company's normal course issuer bids, at a cost of $1,127.1, a payment of $596.6 to Allied World related to Allied World becoming the primary co-obligor of the 2055 notes, net disbursements, inclusive of accrued interest, of $543.9 related to the redemption of unsecured senior notes due August 2024 and March 2025, the payment of common and preferred share dividends of $400.2, a capital contribution to Run-off of $140.0 and completion of the mandatory tender offer for the non-controlling interests in Gulf Insurance of $126.7.
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, interest paid on borrowings and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company derivative obligations, at September 30, 2024 of $2,041.4 provides adequate liquidity to meet the holding company’s remaining known commitments in 2024. In addition, the holding company owns investments in associates and consolidated non-insurance companies with a fair value of approximately $2.1 billion and expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and from Fairfax India, and investment income on its holdings of cash and investments. The holding company also expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $728.1 for the nine months ended September 30, 2024, of a maximum $3,002.8 available in 2024. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility.
The holding company’s known significant commitments for the remainder of 2024 consist of an annual payment of $165.0 on the note payable to KIPCO of $660.0 principal amount relating to the acquisition of Gulf Insurance, payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, and other investment related activities. The company may also in 2024 make payments related to its insurance and reinsurance companies to support their underwriting initiatives in favourable insurance markets.
Insurance and reinsurance companies
During the first nine months of 2024 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $851.7 primarily due to net cash provided by insurance and reinsurance operations, interest and dividends received primarily from the insurance and reinsurance companies' fixed income portfolio and net sales of certain common stocks classified at FVTPL, partially offset by net purchases of bonds and dividends paid to the holding company.

    Co-obligor Supplemental Financial Information
The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of the 2055 notes, of which Allied World became the primary co-obligor on July 19, 2024 as described in note 11 to the interim consolidated financial statements for the three and nine months ended September 30, 2024. The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World being the primary co-obligor and at first instance liable for the 2055 notes. The following tables present summarized financial information for:
•Allied World, as the primary co-obligor of the 2055 notes; and
•the holding company, as a co-obligor of the 2055 notes (collectively the “Obligor group”).
Summarized financial information for the Obligor group is presented on a combined basis after transactions and balances between the combined entities have been eliminated. Investments in subsidiaries of the Obligor group have been excluded from the summarized financial information.

	September 30, 2024		December 31, 2023
	Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)	Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)
Total investments, net of derivative obligations	15,695.6	158.1	14,054.7	149.4
Total assets	22,495.1	1,244.8	20,738.4	1,250.8
Insurance contract liabilities	13,483.4	96.4	12,603.4	84.9
Total liabilities	22,543.7	283.6	20,426.1	272.6

	First nine months
	2024
	Obligor group(1)	Transactions with non-Obligor group subsidiaries(2)
Insurance revenue	5,011.0	40.1
Insurance service result	798.0	(14.8)
Interest and dividends	472.4	100.2
Share of profit of associates	104.3	—
Net earnings	897.4	91.0

(1)    Combined financial information of the Obligor group, which excludes: (i) transactions and balances between the Obligor group; (ii) acquisition accounting adjustments recorded by the holding company on acquisition of Allied World in July 2017; and (iii) investments in subsidiaries of the Obligor group.
(2)    Comprised of amounts transacted between the Obligor group and subsidiaries of the company that are not part of the Obligor group ("non-Obligor group subsidiaries"). There were no material transactions between the Obligor group and related parties other than with non-Obligor group subsidiaries.

    Book Value Per Basic Share
Book Value Per Basic Share
Common shareholders’ equity at September 30, 2024 was $22,720.3 or $1,033.18 per basic share compared to $21,615.0 or $939.65 per basic share at December 31, 2023, representing an increase per basic share in the first nine months of 2024 of 10.0% (an increase of 11.7% adjusted for the $15.00 per common share dividend paid in the first quarter of 2024). During the first nine months of 2024 the number of common shares effectively outstanding decreased by 1,012,645, primarily as a result of purchases of 1,012,906 subordinate voting shares for cancellation. At September 30, 2024 there were 21,990,603 common shares effectively outstanding.
Excess (deficiency) of fair value over adjusted carrying value
The table below presents the pre-tax excess (deficiency) of fair value over adjusted carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over adjusted carrying value of these investments at September 30, 2024 was $1,921.4 (December 31, 2023 - $1,006.0).

	September 30, 2024			December 31, 2023
	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value
Non-insurance associates(1):
Eurobank	2,885.3	2,385.2	500.1	2,251.6	2,099.5	152.1
Poseidon	2,046.3	1,823.5	222.8	2,046.3	1,706.4	339.9
Quess	473.4	429.8	43.6	321.9	430.2	(108.3)
Stelco(2)	652.4	286.2	366.2	491.6	291.6	200.0
All other	2,245.0	2,106.1	138.9	1,714.5	1,694.0	20.5
	8,302.4	7,030.8	1,271.6	6,825.9	6,221.7	604.2

Non-insurance companies(3):
Fairfax India	856.8	705.3	151.5	875.2	758.3	116.9
Thomas Cook India	725.9	216.9	509.0	489.5	201.1	288.4
Other(4)	177.9	188.6	(10.7)	164.7	168.2	(3.5)
	1,760.6	1,110.8	649.8	1,529.4	1,127.6	401.8
	10,063.0	8,141.6	1,921.4	8,355.3	7,349.3	1,006.0

(1)    The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2024, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
(2)    On July 15, 2024 Cliffs entered into a definitive agreement to acquire all outstanding common shares of Stelco. The company's current estimated pre-tax gain on sale of its holdings of Stelco common shares is approximately $366, calculated as the excess of consideration of approximately $652 over the carrying value of the investment in associate at September 30, 2024 of approximately $286.2). See note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2024 for details.
(3)    The fair values of the company's investments in market traded non-insurance companies - Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge (privatized in the first quarter of 2024) - are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company's interim consolidated financial statements for the three and nine months ended September 30, 2024, less the subsidiary's non-controlling interests as included in note 12 (Total Equity) to those interim consolidated financial statements. Farmers Edge was delisted from the Toronto Stock Exchange following its privatization in the first quarter of 2024 and is excluded at September 30, 2024.
(4)    Includes Dexterra Group and Boat Rocker in both periods and also Farmers Edge at December 31, 2023.
Normal course issuer bid
Following the expiry on September 29, 2024 of its then current normal course issuer bid, on September 30, 2024 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2025, to acquire up to 2,271,157 subordinate voting shares, 751,034 Series C preferred shares, 248,035 Series D preferred shares, 544,013 Series E preferred shares, 175,309 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company. During the first nine months of 2024 the company purchased for cancellation 1,012,906 subordinate voting shares (2023 – 257,589) primarily under its normal course issuer bids at a cost of $1,127.1 (2023 – $179.8). Included were 275,000 subordinate voting shares purchased from Prem Watsa, the company's Chairman and CEO, for $304.3 pursuant to an exemption from the issuer bid requirements contained in applicable Canadian securities laws.

Accounting and Disclosure Matters
Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting
On December 26, 2023 the company acquired a controlling interest in Gulf Insurance Group K.S.C.P. (“Gulf Insurance”) and commenced consolidating the assets and liabilities of Gulf Insurance in the company's financial reporting. Management has determined to limit the scope of the design and evaluation of the company’s internal control over financial reporting to exclude the controls, policies and procedures of Gulf Insurance, the results of which are included in the consolidated financial statements of the company for the three and nine months ended September 30, 2024. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Gulf Insurance, including the effects of accounting for acquired contracts under IFRS 17, represented 10.1% and 11.4% of the company’s consolidated insurance revenue for the three and nine months ended September 30, 2024, respectively, and represented 4.5% and 3.6% of the company’s consolidated total assets and total liabilities, respectively, as at September 30, 2024. The table that follows presents a summary of financial information for Gulf Insurance.

For the nine months ended September 30, 2024
Insurance revenue	2,668.5
Net loss	(8.6)

As at September 30, 2024
Assets
Insurance contract receivables	4.8
Portfolio investments	2,445.2
Reinsurance contract assets held	669.6
Deferred income tax assets	11.6
Goodwill and intangible assets	905.4
Other assets	335.3
Total assets	4,371.9

Liabilities
Accounts payable and accrued liabilities	179.8
Deferred income tax liabilities	64.3
Insurance contract payables	21.4
Insurance contract liabilities	1,995.0
Borrowings - holding company and insurance and reinsurance companies	166.6
Total liabilities	2,427.1
Equity	1,944.8
4,371.9

Quarterly Data

	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Income(1)	11,917.4	10,108.6	9,860.0	10,782.5	9,703.6	8,605.5	9,325.6	9,274.0
Net earnings	1,119.5	1,055.8	769.7	1,674.8	1,187.0	829.1	1,404.0	2,480.9
Net earnings attributable to shareholders of Fairfax	1,030.8	915.4	776.5	1,328.5	1,068.9	734.4	1,250.0	2,318.1
Net earnings per share	$46.04	$40.18	$33.26	$57.02	$45.62	$31.10	$53.17	$98.62
Net earnings per diluted share	$42.62	$37.18	$30.82	$52.87	$42.26	$28.80	$49.38	$91.87
(1)    Income is comprised of insurance revenue, interest and dividends, share of profit (loss) of associates, net gains (losses) on investments, and non-insurance revenue, all as presented in the consolidated statements of earnings for the respective periods.
Operating results at the company’s insurance and reinsurance companies have been, and may continue to be, affected by the economic uncertainty caused by increased inflationary pressures and heightened interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with recent events in the banking sector which have elevated concerns among market participants about the liquidity, default and non-performance risk associated with banks, other financial institutions and the financial services industry generally. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, through various measures and ratios. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Net insurance revenue – This measure of underwriting activity is calculated as insurance revenue less cost of reinsurance, both as presented in the consolidated statement of earnings.

	Third quarter		First nine months
	2024	2023	2024	2023
Insurance revenue	8,139.6	7,098.9	23,319.9	20,033.0
Cost of reinsurance	(1,636.0)	(1,374.4)	(4,782.8)	(3,756.5)
Net insurance revenue	6,503.6	5,724.5	18,537.1	16,276.5
Combined ratio, discounted – This performance measure of underwriting results under IFRS 17 is calculated as insurance service expenses less recoveries of insurance service expenses, expressed as a percentage of net insurance revenue.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 12 (Total Equity, under the heading "Common stock") respectively to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2024. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2024 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Equity exposures – Long equity exposures refers to the company's long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company's long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 15 (Financial Risk Management, under the heading "Market Risk") to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2024.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2024, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 15 (Financial Risk Management, under the heading "Capital Management").
Total of Segments Measures
Property and casualty insurance and reinsurance – References in this MD&A to the company's property and casualty insurance and reinsurance operations do not include the company's life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including operating income (loss), consistent with the information presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2024, as well as net premiums written, net premiums earned and underwriting profit (loss), which are presented in this MD&A. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.
Net finance income (expense) from insurance contracts and reinsurance contract assets held – This measure represents the net change in the carrying amounts of the company's insurance contracts and reinsurance contract assets held arising from the effects of the time value of money, and is calculated as the sum of the respective amounts presented in the consolidated statement of earnings.

Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company consider to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2024. All figures in that reconciliation are from the company's unaudited interim consolidated statement of earnings for the three and nine months ended September 30, 2024, except for net finance income (expense) from insurance contracts and reinsurance contract assets held, which is comprised of figures from the consolidated statement of earnings as described above, and corporate overhead and other, which is described below.

Corporate overhead and other – This measure includes corporate and other expenses as presented in the consolidated statement of earnings, representing the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries. Also included are investment management and administration fees paid by the insurance and reinsurance subsidiaries to the Fairfax holding company, interest and dividends earned on holding company cash and investments and holding company share of profit (loss) of associates. Refer to the Corporate Overhead and Other section in this MD&A.
Non-GAAP Financial Measures and Ratios
The financial measures and ratios described below are presented on the same basis as prior to the adoption of IFRS 17 Insurance Contracts on January 1, 2023.
Net premiums earned – Net premiums earned represents the portion of net premiums written that are considered earned by the company during a specified period in exchange for providing insurance coverage to the policyholder. This measure is used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims incurred in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table in the Overview of Consolidated Performance section of this MD&A, under the heading "Underwriting Performance".
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit (loss) of associates, this measure is used in a similar manner to operating income (loss).
Adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage are ratios used to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company. Balances of the non-insurance companies are excluded from the calculation of these ratios. Adjusted operating income interest coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies. Adjusted operating income interest and preferred share dividend distribution coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.
Property and casualty insurance and reinsurance ratios – The combined ratio, undiscounted is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned), the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the underwriting expense ratio (other underwriting expenses, including premium acquisition costs, expressed as a percentage of net premiums earned). Other ratios used by the company include the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). The ratios described are derived from information disclosed in the Net Earnings by Reporting Segment section of this MD&A and adjusted principally to remove the effects of discounting for net claims incurred in the current period, the change in the risk adjustment and other insurance operating expenses. These ratios are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period.
The tables below present the amounts used in the calculation of the property and casualty insurance and reinsurance ratios and reconciles insurance revenue to net premiums earned. A reconciliation of underwriting profit (loss) of the property and casualty insurance and reinsurance reporting segments to insurance service result, the most directly comparable IFRS measure, is shown in the Overview of Consolidated Performance section of this MD&A, under the heading "Underwriting Performance".

	Third quarter
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2024	2023	2024	2023	2024	2023	2024	2023
Reconciliation of net premiums earned:
Insurance revenue(1)	2,320.5	2,090.7	4,183.0	4,137.8	1,698.0	932.4	8,201.5	7,160.9
Cost of reinsurance(1)	(365.3)	(332.3)	(733.8)	(799.0)	(651.1)	(334.2)	(1,750.2)	(1,465.5)
Net insurance revenue	1,955.2	1,758.4	3,449.2	3,338.8	1,046.9	598.2	6,451.3	5,695.4
Adjust for: net ceding commissions on reinsurance assumed and other	(113.5)	(85.1)	166.3	174.7	(78.8)	(4.7)	(26.0)	84.9
Net premiums earned	1,841.7	1,673.3	3,615.5	3,513.5	968.1	593.5	6,425.3	5,780.3

Total underwriting expenses, net:
Losses on claims - accident year	1,183.2	1,153.1	2,378.9	2,304.9	693.8	368.4	4,255.9	3,826.4
Net (favourable) adverse reserve development	(23.2)	(31.3)	(14.8)	0.4	(92.5)	(25.0)	(130.5)	(55.9)
Losses on claims - calendar year	1,160.0	1,121.8	2,364.1	2,305.3	601.3	343.4	4,125.4	3,770.5
Commissions	304.4	259.5	610.6	608.2	156.3	121.8	1,071.3	989.5
Other underwriting expenses	290.2	264.0	352.9	345.2	195.8	119.5	838.9	728.7
Total underwriting expenses, net	1,754.6	1,645.3	3,327.6	3,258.7	953.4	584.7	6,035.6	5,488.7
Underwriting profit	87.1	28.0	287.9	254.8	14.7	8.8	389.7	291.6
Combined ratio, undiscounted	95.3%	98.3%	92.0%	92.7%	98.5%	98.5%	93.9%	95.0%

	First nine months
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2024	2023	2024	2023	2024	2023	2024	2023
Reconciliation of net premiums earned:
Insurance revenue(1)	6,585.8	6,009.1	11,655.1	11,695.0	5,256.2	2,530.3	23,497.1	20,234.4
Cost of reinsurance(1)	(978.6)	(958.2)	(2,067.0)	(2,207.3)	(2,046.5)	(898.3)	(5,092.1)	(4,063.8)
Net insurance revenue	5,607.2	5,050.9	9,588.1	9,487.7	3,209.7	1,632.0	18,405.0	16,170.6
Adjust for: net ceding commissions on reinsurance assumed and other	(297.4)	(243.8)	558.1	598.6	(383.0)	(0.7)	(122.3)	354.1
Net premiums earned	5,309.8	4,807.1	10,146.2	10,086.3	2,826.7	1,631.3	18,282.7	16,524.7

Total underwriting expenses, net:
Losses on claims - accident year	3,359.2	3,141.6	6,609.8	6,635.7	1,883.7	1,028.1	11,852.7	10,805.4
Net (favourable) adverse reserve development	(54.1)	(78.4)	(63.9)	5.8	(174.2)	(85.4)	(292.2)	(158.0)
Losses on claims - calendar year	3,305.1	3,063.2	6,545.9	6,641.5	1,709.5	942.7	11,560.5	10,647.4
Commissions	848.1	743.6	1,702.8	1,711.9	469.1	312.9	3,020.0	2,768.4
Other underwriting expenses	872.1	796.6	1,109.0	1,045.9	588.0	323.5	2,569.1	2,166.0
Total underwriting expenses, net	5,025.3	4,603.4	9,357.7	9,399.3	2,766.6	1,579.1	17,149.6	15,581.8
Underwriting profit	284.5	203.7	788.5	687.0	60.1	52.2	1,133.1	942.9
Combined ratio, undiscounted	94.6%	95.8%	92.2%	93.2%	97.9%	96.8%	93.8%	94.3%
(1)    As presented in the Net Earnings by Reporting Segment section of this MD&A.

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge (privatized in 2024).

	September 30, 2024			December 31, 2023
	Fair value	Carrying value	Excess of fair value over carrying value	Fair value	Carrying value	Excess of fair value over carrying value
Non-insurance associates	8,302.4	7,030.8	1,271.6	6,825.9	6,221.7	604.2
Non-insurance companies	1,760.6	1,110.8	649.8	1,529.4	1,127.6	401.8
	10,063.0	8,141.6	1,921.4	8,355.3	7,349.3	1,006.0
Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the IFRS fair values and carrying values included in the consolidated balance sheets as at September 30, 2024 and December 31, 2023, and excludes investments in associates held by the company's consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.

	September 30, 2024		December 31, 2023
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets	9,070.4	7,512.5	7,553.2	6,607.6
Less:
Insurance and reinsurance investments in associates(1)	762.3	475.9	711.2	368.7
Associates held by consolidated non-insurance companies(2)	5.7	5.8	16.1	17.2
Non-insurance associates included in the performance measure	8,302.4	7,030.8	6,825.9	6,221.7
(1)    As presented in note 6 (Investments in Associates) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2024.
(2)    Principally comprised of associates held by Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
Non-insurance companies included in the performance measure
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company's consolidated balance sheets as at September 30, 2024 and December 31, 2023, as shown in the table below, which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the total non-insurance companies included in the company's consolidated balance sheet.

	September 30, 2024			December 31, 2023
	Market traded non-insurance companies	All other non-insurance companies(2)	Total non-insurance companies(1)	Market traded non-insurance companies	All other non-insurance companies(2)	Total non-insurance companies(1)
Portfolio investments	2,315.2	(95.3)	2,219.9	2,445.1	51.4	2,496.5
Deferred income tax assets	34.6	29.9	64.5	29.2	24.9	54.1
Goodwill and intangible assets	548.8	1,511.4	2,060.2	585.8	1,535.8	2,121.6
Other assets(3)	1,242.6	3,168.6	4,411.2	1,271.2	3,106.2	4,377.4
Total assets	4,141.2	4,614.6	8,755.8	4,331.3	4,718.3	9,049.6

Accounts payable and accrued liabilities(3)	871.2	1,652.0	2,523.2	1,026.8	1,758.7	2,785.5
Derivative obligations	0.1	71.1	71.2	—	61.0	61.0
Deferred income tax liabilities	69.6	229.1	298.7	38.8	235.4	274.2
Borrowings - non-insurance companies	721.7	1,269.8	1,991.5	721.6	1,170.2	1,891.8
Total liabilities	1,662.6	3,222.0	4,884.6	1,787.2	3,225.3	5,012.5

Shareholders’ equity attributable to shareholders of Fairfax(4)	1,110.8	1,174.4	2,285.2	1,127.6	1,274.9	2,402.5
Non-controlling interests	1,367.8	218.2	1,586.0	1,416.5	218.1	1,634.6
Total equity	2,478.6	1,392.6	3,871.2	2,544.1	1,493.0	4,037.1
Total liabilities and equity	4,141.2	4,614.6	8,755.8	4,331.3	4,718.3	9,049.6
(1)    Non-insurance companies as presented in the Segmented Balance Sheet in this MD&A.
(2)    Portfolio investments include intercompany debt securities issued by a non-insurance company to Fairfax affiliates which are eliminated on consolidation.
(3)    Other assets include due from affiliates, and accounts payable and accrued liabilities include due to affiliates.
(4)    Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) is presented in this MD&A for each of the largest property and casualty insurance and reinsurance subsidiaries as management believes this measure to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.

	First nine months
	2024	2023
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL):
North American Insurers and Global Insurers and Reinsurers	3,787.5	3,760.8
All other reporting segments	(40.0)	322.3
Net purchases of investments classified at FVTPL	(490.0)	(5,111.0)
Cash provided by (used in) operating activities as presented in the consolidated statement of cash flows	3,257.5	(1,027.9)

Intercompany shareholdings – On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates" and intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments”. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.